6/24


03024036

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Cybird Co, Ltd

*CURRENT ADDRESS



PROCESSED
JUN 30 2003
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 5739   FISCAL YEAR 3-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
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DEF 14A	*(PROXY)*	☐			

OICF/BY: dlw

DATE : 6/25/03

File No.82-5139

CYBIRD®

JASDAQ

http://www.cybird.co.jp/english/profile/ir/index.html

03 JUN 24 AM 7:21

May 30, 2003

CYBIRD Co., Ltd.
(Security Code: 4823, JASDAQ)
4-3-20 Toranomon, Minato-ku, Tokyo
Contacts: Yoshikawa Tomosada
Senior Vice President
TEL (03)3431-0111



Results of Operation (Consolidated)

Annual and Fourth Quarter, Fiscal Year Ended March 31, 2003

AR/S 3-31-03

CYBIRD Co., Ltd.

1. Business Overview

1-1 Business Segments

Our Consolidated Group comprises CYBIRD Co., Ltd., two consolidated subsidiaries (K Laboratory Co., Ltd. and DMOVE Co., Ltd.) and an affiliate accounted for by the equity method (Cybird Korea Co., Ltd.). Our main business fields are (1) Mobile Content Business, (2) Marketing Solution Business, (3) International Business and (4) Technology-Related Business.

(1) Mobile Content Business

We develop and provide paid content for Internet-enabled mobile phones (including PHS) via four major Japanese wireless network operators.

(2) Marketing Solution Business

We provide Mobile Business Consulting, Mobile Business Development, and Mobile Package Solution services to our clients to support their success in the mobile Internet business. In compensation for these services, we receive fees and/or a share of revenue. We also conduct E-commerce business using the mobile phone as a portal.

(3) International Business

We conduct Mobile Content, Marketing Solution and Technology-Related businesses overseas. Considering the business environment and risks in each particular country, we are now focusing on providing consulting, solution and content services to wireless network operators as our main international revenue source.

(4) Technology-related Business

K Laboratory Co., Ltd., subsidiary of CYBIRD, researches and develops client-oriented software platforms for mobile phones. The company develops Java™ and BREW™ applications, as well as embedded native applications, middleware, library and platform technologies.

1-2 Relations with Subsidiaries and Affiliate

We apply K Laboratory's application technologies to content development. Moreover, we are collaborating with K Laboratory Co., Ltd., which develops client applicants while CYBIRD develops servers and sites and manages overall operations, in an effort to expand consolidated sales,.

DMOVE Co., Ltd., a joint venture established with IMAGICA Corp. in February 2002, is building a cooperative digital content service development and sales organization, primarily for motion picture content streaming.

Our affiliate, Cybird Korea Co., Ltd., accounted for by the equity method, is in the process of establishing a commissioned software development organization utilizing Korea's competitive labor costs. They are conducting current business activities in Korea.

CYBIRD Group Business Chart



Consumers
Free/Chargeable Information Service
Subscription Fee
Merchandise/Services
Payment
Wireless Network Operators
Client Companies
Free/Chargeable Information Service
Subscription Fee After Deduction of Collection fee
Payment
Application Licensing, Development & Consulting
Payment
Motion Picture Production
Payment
Marketing Solution etc.
Payment
Subsidiary
K Laboratory Co., Ltd.
Subsidiary
DMOVE Co., Ltd.
Application Licensing & Development
Payment
Motion Picture Production
Payment
CYBIRD Co., Ltd.
Content Information
Information Providing Fee
Application Development
Development Fee
Affiliate (Equity Method Applied)
Cybird Korea Co., Ltd
Information Providers
Information/Service/ Merchandise
Payment/Fee

1-3 CYBIRD's Consolidated Companies (As of March 31, 2003)

Company	Location	Foundation	Principal Business	Paid-in Capital	Shares Issued	CYBIRD's Stake	
						Shares	%
DMOVE Co., Ltd.	Shinagawa-ku, Tokyo	February, 2002	Information Technology	¥50 mil.	1,000	525	52.50
K Laboratory Co., Ltd.	Minato-ku, Tokyo	August, 2000	Information Technology	¥308 mil.	6,170	4,567	74.02
Cybird Korea Co., Ltd.	Seoul, Korea	August, 2000	Information Technology	1,200 mil.Won	240,000	70,000	29.17

2. Business Policies

2-1 Business Principles/Missions

Our basic business principles are to maximize shareholders' earnings and to 'create new values through the mobile Internet'. In other words, we work to make people's lives fuller and more convenient as the "Best Partner for the Mobile Internet". Our business is driven by the four policies shown below.

(1) Selectivity and Focus on Strategic Business Fields
(2) Adaptation to Change in the Business Environment
(3) Emphasis on Profitability, Sustainability and Expandability
(4) Achievement of Synergies with Subsidiaries and Affiliates

2-2 Dividend Policy

The management recognizes that the top priority is in returning profits to our shareholders. Dividends are determined based on a consideration of financial position, business planning, markets and the competitive environment. Nevertheless, even after eliminating our accumulated deficit, there is a possibility that we will not pay dividends on the basis of business strategy.

2-3 Stock Unit Adjustment Policy

We carefully consider stock splits, taking into account the stock prices, their supply and demand, and other factors.

2-4 Mid to Long-term Business Policy

(1) Existing Business

In the Mobile Content Business, we are continuing to expand earnings by providing customers with highly satisfying content and targeting an improvement in business efficiency based on our past experience in the business. In the Marketing Solution Business, using "Sugu Mail®" and QR code, etc. as stepping stones, we are broadening our support services for sales promotions. In line with the growth in the market penetration rate of mobile phones, interest in the potential of one-to-one marketing is growing in leaps and bounds among many companies. Also, we intend to position the Company as the top brand in the mobile marketing field. In the e-Commerce Business, we are aiming to quickly build a profitable base by working hard to acquire appealing merchandise and useful business tie-ups with other companies.

(2) Creating New Business Opportunities for Existing Businesses

In addition to the soliciting of customers mainly through official homepages that we have conducted in the past, we are concentrating our efforts on using other media for marketing. With the Media Development Department as the core, we are utilizing broadcasting, publications, etc. to suggest appealing life styles based on our products to people for whom the mobile Internet alone was not enough in the past. At the same time, we also offer companies that target this customers base new business opportunities.

(3) International Business

Our international business activities focus on supplying resources for the distribution of call wall papers and ringing tone melodies for mobile phones. In addition, we are aiming to quickly establish a profitable base by concentrating on regions where we see potential growth in demand to increase the efficiency of our sales efforts.

(4) Technology-Related and New Business Domains

Through our subsidiary K Laboratory, we supply customers with leading-edge applications. Furthermore, in conjunction our R&D unit, the Strategic Technology Planning Department, we are pursuing R&D of the ubiquitous computing environment that is not necessarily limited to mobile phones. Specifically, we are researching compatibility with IC cards, Bluetooth™ protocol, and wireless LANs as well as interactive content for terrestrial digital broadcasting. Also, we are formulating specifications for

Internet applications of car navigation systems as a regular member of the Internet ITS Research Group.

2-5 Corporate Governance

(1) Fundamental Stance on Corporate Governance and Measures Implemented

In our view, corporate governance's role is to act as a business administrative function that maximizes corporate value for our stakeholders. To establish such a corporate governance function, we have implemented a corporate officer system, appointed outside directors and auditors, and concentrated our efforts on building an organization that enables fast decision-making and that closely monitors business execution. Our efforts are also directed toward ensuring continued improvement in the transparency of our business and our ability to adapt to changes in the business environment.

Corporate Governance Organization and Recent Actions

a. Board of Directors

The Board of Directors comprises eight directors, one of which is an outside director. In addition to the regular Monday meetings, special meetings of the Board are held to consider significant business decisions and to monitor business activities. Moreover, the Executive Committee, comprised of the heads of the business divisions and directors who are also corporate officers, meet weekly to do preliminary screening of the items to be decided on by the Board of Directors and to deliberate various issues related to the overall business.

b. Audit Committee

The Audit Committee comprises three members, all of which are outside auditors, with one serving as a standing auditor. The standing auditor in particular participates in the meetings of the Board of Directors and the Executive Committee, carries out extensive audits of the appropriateness, efficiency, and compliance of business activities, and supplies advice and recommendations on the suitability of business activities.

c. Internal Monitoring Office

The office comprises one person who reports directly to the president. In addition to monitoring special items indicated by the president, the office monitors compliance with critical decisions and other company regulations, as well as monitoring business efficiency.

d. Independent Audit Firms and Legal Advisors

The Company has hired Tohmatsu & Co. as its independent auditors. It also has concluded a contact with a legal office to enable the Company to receive appropriate advice and guidance on all legal issues.

e. Internal Checks and Balances Function and Various Committees

In addition to forming various rules and regulations, the Company is establishing an organization that enables quick and appropriate decision-making by reviewing its follow up process after a consensus has been reached within the Company and strengthening its business management functions. Various committees contribute other functions; the IR Committee considers measures to improve the transparency of the Company's business activities and the Crisis Management Committee considers methods of raising employees' awareness of the importance of compliance.

(2) Crisis Management Committee

In April 2002, we established a Crisis Management Committee. The committee oversees efforts to determine the risks the company is exposed to, and to consider counter measures, and carry out in-house education. Headed by our CEO, the committee's mission is to take preventative action against foreseen risks and minimize damage from unexpected events by responding promptly.

(3) Investor Relations / Public Relations

Guided by the IR Committee, consisting of key personnel from departments throughout the company that report directly to the CEO, IR activities are directed not only at promoting public understanding of our business, but information regarding the formation of fair stock price, and increasing public awareness of the company. Based on the "Timely, Fair, and Proactive disclosure" motto, we are working to improve the quality of our IR activities.

In our public relations activities, we are working towards achieving maximum efficiency with an emphasis on being cost effective in our approach. Consequently, our main goals are to promote greater understanding of our corporate philosophy, business, and other aspects of the company and to improve our corporate image.

(4) Human Resource Management

a) Personnel Evaluation

We have restructured our organization based on changes announced in April 2002. We introduced a variable bonus system, which awards bonuses according to the performance of employees and their department, to more strongly reflect performance in employee compensation. We also replaced our 6-month contract salary system with a one-year assessment system.

b) Career Employment / System

Along with a revision of our HR evaluation system, we set up a HR management system that offers individual employees various career paths and opportunities.

We hire highly qualified personnel, both with immediate fighting potential and a person with possibilities, in preparation of meeting our mid and long-term goals.

c) Stock Options and Stock Owners Plan

A stock option plan and an employee stock ownership plan are available to motivate directors and employees.

(5) Environmental Preservation

We are voluntarily implementing environmental preservation measures. We use recycled paper for business cards and recycle waste paper. In this quarter, we have achieved a 450.67 kg reduction of CO_2 (equivalent to saving 12.53 trees). We also reduce electricity costs by shortening the operating hours of our air conditioning systems.

2-6 Major Issues

Having grown rapidly in the emerging mobile Internet industry, we are concentrating on the following major issues to promote further growth.

(1) Establishing Strategy and Revenue Base for Sustained Growth

- Thorough emphasis on selectivity and focus by analysis, evaluation and reexamination of our business portfolio
- Further expansion in share of content market and improvement in earning capabilities
- Strengthen the selling power of Marketing Solutions Business centering on Sugu Mail®
- Developing application software on an across-industry basis
- Establishing revenue bases for the e-Commerce, International, and Subsidiaries businesses

(2) Strengthen Internal Administration Systems to Support Our Growth

- Establishing a decision making system based on financial indicators
- Ensuring smooth operation of new personnel systems
- Implementing strategic recruiting and distribution of personnel
- Improving CYBIRD group administration
- Maximizing synergies with associated companies
- Reinforcing corporate governance and compliance

2-7 Key Managerial Index

Cash flow is given top priority in the operation of our business. Return on equity (ROE) and Economic Value Added (EVA®) are also considered to be key business indicators. We will achieve an ROE of 20% and maximize of EVA® over the long term.

3. Financial Condition and Results of Operations

3-1 Mobile Internet Business Climate

(1) Japanese Market

The number of Mobile and PHS Phone Subscriptions

	Mobile and PHS	(PHS)
As of Mar. 31, 2003	**81.1 million**	**(5.4million)**

Source : The Telecommunications Carriers Association (TCA)

The number of Internet-Access Mobile and PHS Phone Subscriptions

	Mobile and PHS	(PHS)
As of Mar. 31, 2003	**64.8million**	**(2.3million)**

Source : The Telecommunications Carriers Association (TCA)

(2) International Market

The number of mobile phone users worldwide reached 955 million subscribers at the end of 2001, and is forecasted to reach 1,591 million subscribers by the end of 2005, according to the Nomura Securities' survey.

(3) New Platform

According to NTT DoCoMo, as of March 31, 2003, the number of Java™-enabled mobile phones sold by the company exceeded 43% of all i-mode handsets. J-PHONE and KDDI's Java-enabled handsets are also becoming standards. Furthermore, new handset devices carrying QUALCOMM Inc.'s BREW™ have been launched. Also, camera-equipped handsets accounted for 60% of the volume of mobile phone shipments in the past year and are driving growth in the mobile phone market.

Third generation mobile phones, or 3G wireless services, have been launched on the market and growing at a satisfactory pace; FOMA(NTT DoCoMo) has acquired over 330 thousand subscribers as of March 31, 2003 and the number of CDMA2000 1x(KDDI) subscribers reached 6.8 million. (Reference: NTT DoCoMo, KDDI, Multi-media research Institute)

3-2 Business Overview (Annual)

(Unit: Millions of yen, Round down)

	Sales (mil. yen)	Ordinary Profit (mil. yen)	Net Income (mil. yen)	Earnings per Share* (yen)	ROE (%)	EBITDA (mil. yen)
FY ended March 31, 2003	**9,271**	**1,316**	**1,073**	**17,030**	**23.9**	**1,709**
FY ended March 31, 2002	6,944	438	457	**7,460	12.8	874
Change	2,326	878	615	9,570	11.1	834

*The two-for-one stock split was conducted on November 15, 2002.
**EPS is calculated based on assumption that the stock split had been conducted at the beginning of FY ended March 31, 2002.

3-3 Overview by Operation

(1) Mobile Content Business (Annual)

	Sales (mil. yen)	% of Consolidated Sales (%,)	Number of Content Services	Number of New Content Services	Number of Terminated Content Services	Number of Subscribers (thousand people)
FY ended March 31, 2003	**7,074**	**76.3%**	**81**	**23**	**15**	**3,421**
FY ended March 31, 2002	5,909	85.1%	73	16	8	3,263
Change	1,165	(8.8points)	8	7	7	157

During the fiscal year under review, 23 content services were launched—much more than usual—and 15 unprofitable services were terminated. Net sales increased by 19.7% year-on-year due to growing number of new content subscribers.

Change in the Number of Content Services (Domestic)



100
90
80
70
60
50
40
30
20
10
0
71
73
76
77
88
81
14
18
15
24
16
25
28
29
20
19
35
2
21
36
DDI Pocket
KDDI
J-PHONE
NTT DoCoMo
Dec-01
Mar-02
Jun-02
Sep-02
Dec-02
Dec-03

Breakdown of our contents services (as of March 31, 2003)

Java™ -enabled Content Services			Motion Picture Content Services	
i-appli (NTT DoCoMo)	ezplus (KDDI)	Java™ Service (J-PHONE)	i-motion (NTT DoCoMo)	ezmovie (KDDI)
21	7	6	2	2

The Number of Content Subscribers (as of March 31, 2003, CYBIRD IP Only)

(Unit: Person) (Unit: Thousands of yen)



3,700
3,600
3,500
3,400
3,300
3,200
3,100
3,000
2,900
2,800
1,850
1,800
1,750
1,700
1,650
1,600
1,550
1,500
1,450
1,400
1,565
1,663
1,715
1,828
1,743
1,786
190*
3,100
3,263
3,371
3,462
3,604
3,421
Dec-01
Mar-02
Jun-02
Sep-02
Dec-03
Mar-03

Subscribers **Sales** *** Number of subscribers of terminated content in 4Q**

Sales by Mobile Carrier

	FY ended March 31, 2003	FY ended March 31, 2002
NTT DoCoMo	**59.7%**	57.8%
J-PHONE	**22.3%**	22.9%
KDDI	**17.6%**	17.7%
DDIP	**0.4%**	1.6%

(2) Marketing Solution Business (Annual)

	Sales (mil. of yen)	% of Consolidated Sales (%, points)
FY ended March 31, 2003	**1,604**	**17.3%**
FY ended March 31, 2002	778	11.2%
Change	825	6.1 points

Due to an increase in the number of commissioned development projects and by "Sugu Mail®" clients, as well as increases in revenue from client's IP content services, Sales of Marketing Solution Business were dramatically up year-on-year and attributed to consolidated sales. In E-commerce Business, the cumulative number of participating clients in CYBIRD shops reached 17 and acquired potential buyers. However, it did not have a significant impact on sales.

(3) International Business (Annual)

	Sales (mil. yen)	% of Consolidated Sales (%, points)
FY ended March 31, 2003	**48**	**0.5%**
FY ended March 31, 2002	31	0.5%
Change	17	0.0 point

During this fiscal year, sales in International Business primarily dealt with the distributing content services as well as the provision consultation and solution services (Branded SIM service). Though sales were 48 million yen, which only accounted for a small proportion of our consolidated sales, International business is well positioned for further success and future growth.

(4) Technology-Related Business (K Laboratory Co., Ltd) (Annual)

	Sales (mil. yen)	% of Consolidated Sales (%, points)
FY ended March 31, 2003	**543**	**5.9%**
FY ended March 31, 2002	225	3.2%
Change	318	2.7 points

In Technology-Related Business, K Laboratory Co., Ltd. posted a fiscal profit for the first time in the company's history. Sales reached 543 million yen (Sales before adjustment of inter-company transaction were 864 million yen) due to an increase in the number of consignment development projects for Java™ applications and an increase in the average commission fee. Excellent sales of Ado™, the company's original sales promotion tool, also contributed to sales growth.

3-4 Quarterly Business Review

(1) Quarterly Results (Unit: Millions of yen, Round down)

	Sales (mil. yen)	Ordinary Profit (mil. yen)	Net Income (mil. yen)	Earnings per Share* (yen)	ROE	EBITDA (mil. yen)
4th Quarter, FY ended March 31, 2003	**2,654**	**407**	**211**	**3,338**	**16.6**	**490**
4th Quarter, FY ended March 31, 2002	2,083	274	185	3,023	20.1	388
Change	571	133	26	315	(3.5)	101

* The two-for-one stock split was conducted on November 15, 2002.

**EPS is calculated based on assumption that the stock split had been conducted at the beginning of FY ended March 31, 2002.

3-5 Quarterly Business Review by Operations

(1) Mobile Content Business (Quarterly)

	Sales (mil. yen)	% of Consolidated Sales (%, points)	Number of Content Services	Number of New Content Services	Number of Terminated Content Services	Number of Subscribers (thousand people)
4th Quarter, FY ended March 31, 2003	**1,786**	**67.3%**	**81**	**8**	**13**	**3,421**
4th Quarter, FY ended March 31, 2002	1,663	79.9%	73	2	0	3,263
Change	122	(12.6) points	8	6	13	157

In the quarter ended March 31, 2003, quarterly sales increased by 122 million yen compared with the corresponding period last year, and increased 43 million yen rising slightly from the previous quarter.

(2) Marketing Solution Business (Quarterly)

	Sales (mil. of yen)	% of Consolidated Sales (%, points)
4th Quarter, FY ended March 31, 2003	**570**	**21.5%**
4th Quarter, FY ended March 31, 2002	309	14.9%
Change	260	6.7 points

Quarterly sales of the Marketing Solution Business increased by 260 million yen to 570 million yen compared with the corresponding period last year. Due to the increase of provisions for marketing support services for corporate clients, such as the lottery system, customer support services, and the number of consignment development projects increased especially in this quarter. Reports indicate that sales increased 114 million yen compared with the previous quarter.

(3) International Business (Quarterly)

	Sales (mil. of yen)	% of Consolidated Sales (%, points)
4th Quarter, FY ended March 31, 2003	**30**	**1.1%**
4th Quarter, FY ended March 31, 2002	3	0.2%
Change	27	0.9 points

Sales increased 27 million yen against the corresponding period of last year to 30 million yen, and increased 22 million yen from the previous quarter due to revenue from big consulting projects, content services distribution and providing mobile solution service (Branded SIM service).

(4) Technology-Related Business (K Laboratory) (Quarterly)

	Sales (mil. of yen)	% of Consolidated Sales (%, points)
4th Quarter, FY ended March 31, 2003	**268**	**10.1%**
4th Quarter, FY ended March 31, 2002	107	5.1%
Change	160	5.0 points

Growth in the number of consignment development of Java™ application software resulted in a dramatic increase in sales, up 160 million yen compared with the corresponding period last year, and up 146 million yen from the previous quarter, to 268 million yen (before adjustment of inter-company transaction:422 million yen).

3-6 Consolidated Income Statement

(1) Sales

Consolidated sales from the fiscal year under review increased by 2,326 million yen, or 33.5%, to 9,271 million yen year on year due to income from Mobile Content Business and excellent sales in Marketing Solution Business and Technology-Related Business.

For the quarter ended March 31, 2003, sales expanded 571 million yen, or 27.4%, to 2,654 million yen due to sales growth by the Marketing Solution Business and Technology-Related Business.

(2) Cost of Sales

Although cost of sales rose 944 million yen, or 27.5%, to 4,373 million yen along with the growth in sales, control of fixed costs resulted increasing in the profit margin to 52.8%, up 2.2 percentage points from the last fiscal year.

In the quarter ended March 31, 2003, cost of sales was 1,252 million yen, increased 287 million yen, or 29.7%, compared with the correspondent period of last year, and increased by 183 million yen, or 17.1%, from the previous quarter.

(3) Selling, General and Administrative Expenses

The breakdown of main selling, general and administrative expenses are as follows;

<Annual> (Unit: Millions of yen, Round down)

Item	**Fiscal Year ended March 31, 2003**	Fiscal Year ended March 31, 2002	Change	
	Millions of yen	Millions of yen	Millions of yen	(%)
Personnel Expenses	**1,062**	762	299	39.3
Advertisement Expenses	**330**	387	(56)	(14.6)
Research and Development Expenses	**503**	486	17	3.7
Commission Paid	**1,052**	836	215	25.8
Others	**624**	533	90	17.0
Total	**3,573**	3,005	567	18.9

<Quarter> (Unit: Millions of yen, Round down)

Item	**4th Quarter (From January 1, 2003 to March 31, 2003)**	4th Quarter (From January 1, 2002 to March 31, 2002)	Change	
	Millions of yen	Millions of yen	Millions of yen	(%)
Personnel Expenses	**287**	216	71	32.8
Advertisement Expenses	**104**	81	23	28.4
Research and Development Expenses	**157**	107	49	46.3
Commission Paid	**276**	238	37	15.8
Others	**165**	186	(21)	(11.3)
Total	**991**	830	160	19.3

Major issue in this fiscal year

- Increase in the personnel expenses along with business expansion
- Increase in the billing service fee along with increasing in sales (include the billing service fee, 712 million yen in commission paid)

Major issues in this quarter

- Increase in advertisement expenses toward the acquisition of more content subscribers
- Increase in research and development expenses for further growth

(4) Ordinary Profit

Operating income was 1,324 million yen, up 814 million yen, or 159.8%, year-on-year. Ordinary profit was 1,316 million yen, dramatically increased from 438 million yen of last fiscal year. 407 million yen, increased from the prior period and from the corresponding period of last year.

(5) Net Income

Major extraordinary profit in this fiscal year was cash surrender value of board member insurance and major extraordinary loss was impairment loss on software. In this quarter, we posted 335 million yen of deferred tax by reexamination of the amount of recoverable deferred tax assets from tax differences in prior years. Accordingly, Net income recorded 1,073 million yen, up 615 million yen, or 134.4% year on year and non-consolidated deficit was eliminated. In this quarter, we posted impairment of software in extraordinary loss that resulted in 211 million yen of quarterly net income, up from the previous fiscal year and the correspondent period of last year as well.

(6) Earnings per Share (EPS)

EPS recorded 17,030 yen in this fiscal year and quarterly EPS recorded 3,338 yen in this quarter.

(7) EBITDA (Earnings before Interest, Tax, Depreciation and Amortization)

EBITDA of this fiscal year was 1,709 million yen and of this quarter was 490 million yen.

EBITDA = Operating Income + Depreciation Cost (Tangible Assets & Intangible Assets)

(8) ROE (Return on Equity)

Return on Equity was 23.9% and ROE on a shareholder total contribution basis was 21.2% in this fiscal year. Quarterly ROE (annualized) was 16.6% and ROE on a shareholder total contribution basis (annualized) was 16.2%.

$$\text{ROE} = \frac{\text{Net Income (Year)}}{(\text{Shareholders' Equity (Beginning of Year)} + \text{Shareholders' Equity (End of Year)}) \div 2} \times 100$$

3-7 Consolidated Balance Sheet

On March 31, 2003, consolidated total assets increased 1,959 million yen, or 38.0% year–on-year, to 7,113 million yen. Consolidated total liabilities expanded 511 million yen, or 38.0%, to 1,854 million yen, and total equity rose to 5,204 million yen, an increase of 1,423 million yen, or 37.6%.

The major factors behind the changes in Balance Sheet were as follows;

- Significant increases in sales contributed to growth in cash and cash equivalents and receivables
- Net profit boosted retained earnings
- Common stock and legal reserve increased 176 million yen due to exercised stock options

3-8 Consolidated Cash Flow Statement

On March 31, 2003, consolidated cash and cash equivalents (here in after referred to as "cash") increased by 651 million yen, or 31.5%, to 2,713 million yen.

The major factors behind the changes in Cash Flow Statement were as follows;

- Growth in cash resulted from a significant increase in net income
- Increase in cash spending due to acquisition of investment securities
- Growth in cash due to exercised of stock options

3-9 Earning Forecasts

We avoids providing earnings forecasts because of the difficulty in predicting performance in the mobile internet business field, which is highly volatile in terms of market and competitive conditions.

On the other hand, we predict expenses will pile up in the fiscal year ended March 2004 along with launching the Media Development business and enhancing our competitiveness on the mobile content business. As a result, gross margin ratio may decrease by 3 points and the amount of SGA may increase by 900 million yen in the fiscal year ended March 2004 in comparison with the results of the fiscal year ended March 2003. For further reference, gross margin ratio may decrease by 5 points and the amount of SGA may increase by 200 million yen in the first quarter, compared with the results in the third quarter of the fiscal year ended March 2003.

4. Capital Expenditure Plan and Appropriation

4-1 Major Capital Appropriation

The compositions of appropriation in this FY are; Content Software Development: ¥345 millions, Advertisement: ¥330 millions, R&D: ¥503 millions.

Although our estimation in the initial plan on capital demand for Mobile Commerce Business is ¥300 millions as our new business use, the result appears ¥115 millions with saving the capital for purchasing merchandise, thanks to our concentration of operation on developing our clients' sites in center of revenue share model. Also, we have invested ¥50 millions on AucSale, Inc., currently deploying net auction business, for the purpose of synergy effect on our commerce business.

4-2 Major Capital Expenditure Plan

The Capital Expenditure Plan for next FY will mainly include the appropriation for; Content Software Development: ¥550 millions, Advertisement: ¥400 millions, R&D: ¥600 millions. Along such Capital Expenditure Plan, we will spend our intensive efforts on our current businesses. In addition, we will actively conduct advanced investment on and apply new businesses so as to meet our customer needs in the severe market environment.

One of our investments on new business areas will be the start –up of Media Development Department in next FY coming up with HR cost, Infrastructure cost, Production cost, Operation cost, etc. in the size of ¥900 millions. Furthermore, although we recognize that we are at the stage of observing the appropriate timing, if the market environment takes a turn for the better, we assume we will spend the additional investments on our international business in Europe and the US.

On the other hand, we plan the investment on moving and increasing office floor for the purpose of enhancement of working efficiency and improvement of working environment, and on IT for the purpose of improving its security level, which may cost ¥500 million as temporary cost.

5. Consolidated Financial Statements

5-1 Consolidated Balance Sheet

(round down)

	March 31, 2003		March 31, 2002		Change	
	millions of yen	%	millions of yen	%	millions of yen	%
Assets						
Current Assets:						
Cash and cash equivalents	2,713		2,062			
Trade accounts receivable	2,480		2,015			
Inventories	55		40			
Deferred tax assets	156		–			
Other current assets	172		98			
Allowance for doubtful accounts	(32)		(36)			
Total current assets	5,547	78.0	4,180	81.1	1,367	32.7
Property and equipment:						
Tangible fixed assets:	123	1.7	134	2.6	(10)	(8.1)
Intangible fixed assets:						
Software	442		481			
Software in progress	9		39			
Others	1		1			
Total intangible assets	453	6.4	522	10.1	(69)	(13.3)
Investments and Other Assets:						
Investment securities	464		42			
Deferred tax assets	178		–			
Deposit with landlord	315		254			
Others	30		20			
Total investments and other assets	989	13.9	316	6.2	672	212.1
Total property and equipment	1,566	22.0	974	18.9	591	60.8
Total	7,113	100.0	5,154	100.0	1,959	38.0

(round down)

	March 31, 2003		March 31, 2002		Change	
	millions of yen	%	millions of yen	%	millions of yen	%
Liabilities:						
Current liabilities:						
Account payable	439		330			
Short-term debt	271		300			
Accrued expenses	407		481			
Accrued income taxes	522		2			
Accrued consumption tax	93		119			
Bonus payment reserve	89		42			
Other current liabilities	31		46			
Total current liabilities	1,854	26.1	1,323	25.7	531	40.1
Long-term liabilities:						
Current portion of long-term debt	–		17			
Other long-term liabilities	–		2			
Total long-term liabilities	–	0.0	20	0.4	(20)	–
Total	1,854	26.1	1,343	26.1	511	38.0
Minority interests:						
Minority interests	54	0.8	29	0.6	24	82.4
Shareholders' Equity:						
I Common stock	–	–	2,408	46.7		
II Additional paid-in capital	–	–	2,465	47.8		
Total	–	–	4,873	94.5		
III Deficit	–	–	1,095	(21.2)		
IV Unrealized gain on available-for-sale securities	–	–	3	0.0		
V Foreign currency transaction adjustments	–	–	(0)	(0.0)		
Total shareholders' equity	–	–	3,781	73.3		
Total	–	–	5,154	100.0		
I Common stock	2,585	36.3	–	–		
II Additional paid-in capital	2,642	37.1	–	–		
III Retained earnings	(22)	(0.3)	–	–		
IV Foreign currency transaction adjustment	(0)	(0.0)	–	–		
Total shareholders' equity	5,204	73.1	–	–		
Total	7,113	100.0				

5-2 Consolidated Income Statements

(round down)

	Fiscal Year ended March 31, 2003 (from April 1, 2002 to March 31,2003		Fiscal Year ended March 31, 2002 (from April 1, 2001 to March 31, 2002		Change	
	millions of yen	%	millions of yen	%	millions of yen	%
Net Sales	9,271	100.0	6,944	100.0	2,326	33.5
Cost of Sales	4,373	47.2	3,429	49.4	944	27.5
Gross Profit	4,897	52.8	3,515	50.6	1,382	39.3
Selling, general and administrative Expenses	3,573	38.5	3,005	43.3	567	18.9
Operating Income	1,324	14.3	509	7.3	814	159.8
Nonoperating income	3	0.0	3	0.1	0	(1.6)
Interest income	0		1			
Dividend earned	0		0			
Grant money	2		—			
Others	0		2			
Non-operating expenses	10	0.1	74	1.1	(63)	(85.3)
Interest expenses	7		8			
Equity in net losses of an affiliate	2		62			
Others	1		3			
Ordinary Profit	1,316	14.2	438	6.3	878	200.2
Extraordinary profit	29	0.3	103	1.5	(74)	(71.6)
Profit on sale of investment securities	9		53			
Cash surrender value of board member's insurance	19		—			
Gain on change in stake in subsidiary	—		49			
Extraordinary Loss	75	0.8	105	1.5	(30)	(28.5)
Loss on sales of tangible fixed assets	—		3			
Retirement loss of investment securities	0		—			
Impairment loss on software	54		101			
Fee of cancellation lease agreement before maturity	17		—			
Loss on change in stake in subsidiary	1		—			
Income Before Income Taxes and minority Interests	1,270	13.7	436	6.3	834	191.2
Income Taxes						
Current	522	5.6	2	0.1	519	17,798.3
Differed	(335)	(3.6)	—	—	(335)	—
Minority Interests	10	0.1	(24)	(0.4)	34	142.2
Net Income	1,073	11.6	457	6.6	615	134.4

Sales by Items

(round down)

	Fiscal Year ended March 31, 2003 (from April 1, 2002 to March 31,2003)		Fiscal Year ended March 31, 2002 (from April 1, 2001 to March 31, 2002)		Change	
	millions of yen	%	millions of yen	%	millions of yen	%
Mobile Contents Business	7,074	76.3	5,909	85.1	1,165	19.7
Marketing Solution Business	1,604	17.3	778	11.2	825	106.1
International Business	48	0.5	31	0.5	17	55.4
Technology-Related Business	543	5.9	225	3.2	318	141.5
Total	9,271	100.0	6,944	100.0	2,326	33.5

Notes : 1. Consumption tax is not included in sum mentioned above.
2. "Technology-Related Business" mainly means business of K Laboratory Co., Ltd.

5-3 Consolidated Statement of Shareholders' Equity

(round down)

	FY ended March 31, 2003 (April 1, 2002—March 31, 2003)		FY ended March 31, 2002 (April 1, 2001 – March 31, 2002)	
	millions of yen		millions of yen	
I Deficit balance at the beginning of period		–		1,544
II Increase in deficit				
Increase in deficit due to increasing in the number of affiliates which accounted for by the equity method	–	–	7	7
III Net income		–		457
IV Deficit balance at the end of period		–		1,095
Legal reserve:				
I Balance at the beginning of period				
Legal capital at the beginning of period	2,465	2,465	–	–
II Increase in capital surplus				
Increase in legal reserve due to shares issuance	176	176	–	–
III Balance at the end of period		2,642		–
Retained earnings:				
I Balance at the beginning of period				
Consolidated retained earnings at the beginning of period	(1,095)	(1,095)	–	–
II Increase in retained earnings				
Net income (current)	1,073	1,073	–	–
III Balance at the end of period		(22)		–

5-4 Consolidated Cash Flow Statements

(round down)

	FY ended March 31, 2003 (April 1, 2002 – March 31, 2003)	FY ended March 31, 2002 (April 1, 2001 – March 31, 2002)
	millions of yen	millions of yen
Operating activities:		
Income before income taxes and minority interest	1,270	436
Adjustments to reconcile net loss to net cash used in operating activities		
Depreciation and amortization	385	365
Increase (decrease) in allowance for doubtful accounts	(4)	13
Increase (decrease) in bonus payment reserve	47	12
Interests and dividend earned	(0)	(1)
Interest expenses	7	8
Equity in net losses of an affiliate	2	62
Loss on sales of investment securities	(8)	(53)
Gain on change of equity	1	(49)
Impairment of software	54	101
Change in operating assets and liabilities		
Increase in accounts receivable	(465)	(757)
Decrease (increase) in inventory	(14)	21
Increase (decrease) in accounts payable	109	150
Increase (decrease) in accrued expenses	(57)	263
Others	(77)	88
Total	1,250	662
Interests and dividends received	1	0
Interest paid	(8)	(8)
Income tax paid	(3)	(2)
Cash flow from operating activities	1,240	652
Investing activities:		
Purchase of tangible fixed assets	(34)	(37)
Purchase of intangible fixed assets	(345)	(322)
Purchase of investment securities	(450)	(42)
Proceeds from investment securities	25	87
Expenditures for deposit with landlord	(63)	(146)
Others	(18)	(37)
Cash flow from investment activities	(886)	(498)
Financing activities:		
Proceeds from short-term bank debt	300	800
Repayment of short-term bank debt	(329)	(500)
Repayment of long-term debt	(40)	(39)
Proceeds from share issuance	353	6
Proceeds from subscription for stock by minority shareholders	14	83
Others	—	(1)
Cash flow from financing activities	298	348
Foreign currency translation adjustment	(0)	—
Net increase in cash and cash equivalents	651	502
Cash and cash equivalents at the beginning of period	2,062	1,560
Cash and cash equivalents at the end of period	2,713	2,062

Notes to Consolidated Financial Statements

1. Basis of consolidation	(1) Number of consolidated company: 2 Consolidated company: K Laboratory Co., Ltd, DMOVE Co., Ltd. (2) CYBIRD Co., Ltd. has no non-consolidated subsidiaries.
2. Equity method	(1) CYBIRD has no non-consolidated subsidiary accounted for by the equity method. (2) Number of associated companies accounted for by the equity method: 1 (3) Name of the associated company accounted for by the equity method: Cybird Korea Co., Ltd. (4) CYBIRD has no associated companies which is not accounted for by the equity method. (5) For the company accounted for by the equity method that has a different fiscal period, CYBIRD use the financial statements based on their financial period.
3. Fiscal year of consolidated subsidiaries	The fiscal years of the consolidated subsidiaries are same as that of CYBIRD
4. Summary of significant accounting policies (1) Basis and method	Basis and method of evaluating securities (Other securities) Securities with market quotations : Stated at the market value, based on the term-end closing market price and other factors (valuation differences directly reported as a separate component of shareholders' equity; costs of disposal computed using the moving average method) Securities without market quotations : Stated at cost, cost being determined by the moving average method Basis and method of evaluation inventories a. Merchandise : Valuation at cost by moving-average cost method b. Work in process: Valuation at cost by identified cost method
(2) Depreciation method for significant depreciable assets	Tangible fixed assets Computed by the declining-balance method Useful Lives: Leasehold improvements:10 to 15 years Office Equipment :5 to 6 years Intangible fixed assets Software (used internally in CYBIRD) Calculated by the straight-line method with a limited usage period of three years
(3) Method of converting significant foreign currency denominated assets and liabilities in Japanese yen	Foreign currency denominated monetary assets and liabilities are converted to yen using the spot rate on the consolidation date, and translation differences are recorded as losses or gains. The assets or liabilities of foreign subsidiaries and affiliates accounted for by the equity method are converted to yen using the spot rate on their accounting date while earnings and expenses are converted using the average currency translation rate for the period. Translation differences are recorded in foreign currency translation adjustments under shareholders' equity.
(4) Allowance and reserve	Allowance for doubtful accounts An allowance for doubtful accounts is provided for based on the estimated value of irrecoverable debts. For general receivables, the amount provided for is calculated based on historical bad debt ratios such as actual write-off rates. In addition, allowance is provided against specific receivables based on an evaluation of the possibility of collection.

(5) Accounting for Lease (6) Other significant items related to the preparation of the consolidated financial statements	Bonus payment reserve Bonus payment reserve is stated based on the projected values considered to be appropriate based on the expected amount of bonuses With the exception of leases where ownership is deemed to be transferred to the lessee, leases are accounted for as operating leases. Accounting method for consumption tax The exclusion method is applied. Accounting Standards Regarding Reversals of Treasury Stock and Legal Reserves Accounting Standards Regarding Reversals of Treasury Stock and Legal Reserves (Financial Accounting Standards for Business Enterprises, No. 1) are being applied to consolidated statements. This change has no effect on net income or loss. (Balance Sheets) Based on changes in rules for preparing financial statements, from the fiscal year under review Paid-in capital will be accounted for under Legal Reserve and Deficit will be accounted for under Retained Earnings. (Consolidated Statements of Shareholders' Equity) 1. Based on changes in rules for preparing financial statements, from the fiscal year under review, the Consolidated Statements of Shareholders' Equity will be divided into Legal Reserve and Retained Earnings sections.. 2. Based on changes in rules for preparing financial statements, from the fiscal year under review, some description has been changed; 1) The balance of the deficit at the beginning of period will be accounted for under retained earnings at the beginning of period. 2) The increase in deficit will be accounted for under retained earnings 3) The balance of deficit at the end of the period will be accounted for under retained earnings at the end of period. Net income, which was shown in previous years independently, is now shown under retained earnings. Accounting Standards Regarding Net Income Per Share Accounting Standards Regarding Net Income Per Share (Financial Accounting Standards for Business Enterprises, No. 2) and Opinion Concerning Application of Accounting Standards Regarding Net Income Per Share (Opinion on Applying Financial Accounting Standards for Business Enterprises, No. 4) are being applied to consolidated statements. For the effect of these changes in standards is as stated on the notes for EPS.
4. Evaluation method of consolidated subsidiaries assets and liabilities	Assets and liabilities are evaluated by a market method.
5. Distribution of net profit	Distribution of net profit is fixed based on decision that is made during the fiscal year.,

6. Cash and Cash Equivalents in Consolidated Cash Flow Statements	Cash and Cash Equivalents in the Consolidated Cash Flow Statements consist of cash on hand and cashable bank deposits.

Notes for Consolidated Balance Sheet

(millions of yen: round down)

	March 31, 2003	March 31, 2002
1. Accumulated depreciation of tangible fixed assets	122	77
2. Investment in affiliates	Investment securities 8	Investment securities 13
3. Number of shares issued and outstanding	Common Stock 63,519	-

Notes for Consolidated Income Statements

(millions of yen: round down)

	FY ended March 31, 2003 (from April 1, 2002 to March 31, 2002)		FY ended March 31, 2002 (from April 1, 2001 to March 31, 2002)	
1. Selling, general and administrative expenses	Advertisement & general publicity expenses	330	Advertisement & general publicity expenses	387
	Allowance for doubtful accounts	32	Allowance for doubtful accounts	16
	Compensation paid to directors and statutory auditors	270	Compensation paid to directors and statutory auditors	230
	Employees' salaries	643	Employees' salaries	437
	Welfare expenses	112	Welfare expenses	77
	Charge in bonus payment reserve	36	Charge in bonus payment reserve	17
	Traveling and transportation expenses	78	Traveling and transportation expenses	33
	Research and development costs	503	Research and development costs	486
	Charge and commission	1,052	Charge and commission	836
2. Total research and development		503		486
3. Disposal of tangible fixed asset		—	Software	3

Notes for Consolidated Cash Flow Statements

(millions of yen: round down)

	FY ended March 31, 2003 (from April 1, 2002 to March 31, 2003)		FY ended March 31, 2002 (from April 1, 2001 to March 31, 2002)	
1. Relationship between Balance of Cash & Cash Equivalents and Items in the Consolidated Balance Sheets	Cash and cash equivalent accounts	2,713	Cash and cash equivalent accounts	2,062
	Cash and cash equivalents	2,713	Cash and cash equivalents account	2,062

Lease related

(round down)

Finance lease transactions, with which the ownership is not transferred to the lessee

1.Pro forma equivalent balance of unexpired lease expenses

FY ended March 31, 2003 (from April 1, 2002 to March 31, 2003)

(millions of yen)

	Acquisition cost	Accumulated depreciation	Balance
Leasehold and improvements	0	0	0
Office equipments	770	445	325
Software	37	29	8
Total	808	474	334

FY ended March 31, 2002 (from April 1, 2001 to March 31, 2002)

(millions of yen)

	Acquisition cost	Accumulated depreciation	Balance
Leasehold and improvements	1	0	0
Office equipments	621	261	360
Software	37	23	13
Total	660	285	374

2.Pro forma equivalent balance of unexpired lease expenses	Due within 1 year 196 million yen Due after 1 year 151 million yen Total 348	Due within 1 year 183 million yen Due after 1 year 216 million yen Total 400
3.Lease expenses, pro forma equivalent depreciation and interest expense	Lease expenses 223 million yen Depreciation expenses 206 million yen Interest expenses 20 million yen	Lease expenses 189million yen Depreciation expenses 174 million yen Interest expenses 23million yen
4.Computation method for pro forma equivalent deprecation	Straight-line method. Lease period is the useful life of the asset, and scrap value is zero.	Same as on left
5. Computation method for pro forma equivalent interest	Interest method. Pro forma equivalent interest is estimated as the difference of total lease expense and pro forma equivalent acquisition value.	Same as on left

Securities

Current consolidated fiscal year (from April 1, 2002 to March 31, 2003)

1. Securities with market quotations

Other securities

(millions of yen, round down)

	Acquisition value	Book value	Difference
Other securities	400	400	–

Reappraisal of stock is conducted based on the following rules under Japanese accounting standards;

1. If the securities' market value decreases by more than 50%, reappraisal should be done automatically.
2. If the securities' market value decrease by more than 30% and less than 50%, the decision whether to reappraise or not is made based on the potential for recovery. The Group does not have any such securities.

2. Other Securities sold during this fiscal year

(millions of yen, round down)

Sale value	Total gain on sales of securities	Total loss on sales of securities
25	9	0

3. Securities without market quotations

Other securities

(millions of yen, round down)

	Book value
Unlisted shares (except OTC shares)	56

Previous fiscal year (From April 1, 2001 to March 31, 2002)

1. Securities with market quotations

Other securities

(millions of yen, round down)

	Acquisition value	Book value	Change
Shares	15	22	6

Reappraisal of stock is conducted based on the following rules under Japanese accounting standards;

1. If the securities' market value decreases by more than 50%, reappraisal should be done automatically.
2. If the securities' market value decrease by more than 30% and less than 50%, decision whether to reappraise or not is made based on the potential for recovery. We don't have any securities that

2. Other securities sold during previous fiscal year

(millions of yen, round down)

Sale value	Total gain of sales of securities	Total loss on sales of securities
27	8	–

3. Securities without market quotations

Other securities

(millions of yen, round down)

	Book value
Unlisted shares (except OTC shares)	7

Derivative related

FY ended March 31, 2003 (From April 1, 2002 to March 31, 2003) and FY ended March 31, 2002 (From April 1, 2001 to March 31, 2002)

N/A

Pension related

FY ended March 31, 2003 (From April 1, 2002 to March 31, 2003) and FY ended March 31, 2002 (From April 1, 2001 to March 31, 2002)

N/A

Tax accounting related

(round down)

	FY ended March 31, 2003 (from April 1, 2002 to March 31, 2003)		FY ended March 31, 2002 (from April 1, 2001 to March 31, 2002)	
Major items determining deferred tax assets	**Deferred Tax Assets (Current assets)**		**Deferred Tax Assets (Current assets)**	
	(millions of yen, round down)		(millions of yen, round down)	
	Unrecognized losses on doubtful accounts	70	Amounts exceeding allowable provision to allowance for doubtful accounts	13
	Unrecognized enterprise tax payable	47	Unrecognized losses on doubtful accounts	44
	Amounts exceeding allowable provision to bonus reserve	33	Others	11
	Others	10	Total	68
	Total	161	Evaluation reserve	(68)
	Evaluation reserve	(4)	Total	–
	Total	156		
	Deferred Tax Assets (Fixed assets)		**Deferred Tax Assets (Fixed assets)**	
	Excess write off of intangible fixed assets	185	Amount in excess of intangible fixed asset write off	139
	Allowable deferred losses	34	Allowable deferred losses	213
	Others	–	Others	4
	Total	219	Total	357
	Evaluation reserve	(41)	Evaluation reserve	(357)
	Total	178	Total	–
			Deferred Tax Liabilities (Long-term liabilities)	
			Evaluation difference on Available-for-sale securities	2
			Total	2
Major items that are the principal cause of the difference between the legal corporate tax rate and the effective corporate tax rate after taking into account deferred taxes.	Legal corporate tax rate	42.0%	Legal corporate tax rate	42.0%
	Entertainment expenses and other items that cannot be expensed	1.5%	Entertainment expenses and other items that cannot be expensed	3.6%
	Decrease in evaluation reserve	(29.9%)	Amount in excess of intangible fixed asset write off	24.2%
	Others	1.2%	Unrecognized losses on doubtful accounts	8.1%
	Effective corporate tax rate after tax effect accounting adjustments	14.8%	Application of allowable deferred losses	(91.2%)
			Unrecognized tax benefits of loss-making subsidiary	9.3%
			Equity in investment loss	6.0%
			Gain on change in equity stake	(4.8%)
			Others	3.2%
			Effective corporate tax rate after tax effect accounting adjustments	(0.7%)

Amount of deferred tax assets revised due to changes in the corporate tax rate.	In line to the partial revision of the law on regional taxation, etc. (Fiscal 2003, Regulation No. 9) promulgated on March 31, 2003, the corporate tax rate (only for amounts to be deferred later than March 31, 2003) to be used for calculating deferred tax assets has been changed from 42.0% to 40.0%. As a result, deferred tax assets have been reduced by 8.92 million yen and the deferred income tax adjustment has been reduced by the same amount.	———

Segment information

1. Business segment information

FY ended March 31, 2003 (From April 1, 2002 to March 31, 2003) and FY ended March 31, 2002 (From April 1, 2001 to March 31, 2002)

N/A

The principle business of the Company and its consolidated subsidiaries are a mobile contents related business. A description of these business is omitted here, because the amount of sales, operating income (loss) or assets from, or of, those business segments accounts for more than 90% of total sales, operating income (loss) or assets.

2. Geographic segment information

FY ended March 31, 2003 (From April 1, 2002 to March 31, 2003)

N/A

Description is omitted, because the amount of sales outside Japan was less than 10% of consolidated sales.

FY ended March 31, 2002 (From April 1, 2001 to March 31, 2002)

N/A

There were no branches or consolidated subsidiaries outside Japan.

3. Overseas sales

FY ended March 31, 2003 (From April 1, 2002 to March 31, 2003) and FY ended March 31, 2002 (From April 1, 2001 to March 31, 2002)

N/A

Description is omitted, because the amount of overseas sales was less than 10% of consolidated sales.

Transactions with Related Parties

FY ended March 31, 2003 (From April 1, 2002 to March 31, 2003)

1. Executives and principal individual shareholders

	Name	Address	Share capital	Outline of business or occupation	Percentage owned by shareholders (%)	Relationship		Outline of transactions	Amount of transaction	Items	Outstanding at the end of FY
						interlocking	Actual relationships				
Director	Kazutomo Robert Hori	-	-	President and CEO	13.2	-	-	Grant and execution of Stock options	176	-	-
Director	Tetsuya Sanada	-	-	Executive Vice President and CTO	5.6	-	-	Grant and execution of Stock options	71	-	-
Director	Yosuke Iwai	-	-	Executive Vice Presidents	6.0	-	-	Grant and execution of Stock options	51	-	-
Director	Kenichiro Nakajima	-	-	Executive Vice Presidents	3.2	-	-	Grant and execution of Stock options	11	-	-
Director	Shinichiro Yamashita	-	-	Senior Vice Presidents	-	-	-	Grant and execution of Stock options	4	-	-
Director	Tomosada Yoshikawa	-	-	Senior Vice Presidents	-	-	-	Grant and execution of Stock options	3	-	-

"Amount of transaction" are stock option exercise prices.

FY ended March 31, 2002 (From April 1, 2001 to March 31, 2002)

1. Executives and principal individual shareholders

	Name	Address	Share capital	Outline of business or occupation	Percentage owned by shareholders(%)	Relationship		Outline of transactions	Amount of transaction	Items	Outstanding at the end of FY
						interlocking	Actual relationships				
Director	Kazutomo Robert Hori	-	-	President and CEO	13.7	-	-	Grant of Stock options	-	-	-
Director	Tetsuya Sanada	-	-	Executive Vice President and CTO	6.8	-	-	Grant of Stock options	-	-	-
Director	Yosuke Iwai	-	-	Executive Vice President	6.8	-	-	Grant of Stock options	-	-	-
Director	Kenichiro Nakajima	-	-	Executive Vice President	3.8	-	-	Grant of Stock options	-	-	-
Director	Shinichiro Yamashita	-	-	Senior Vice President	-	-	-	Grant of Stock options	-	-	-
Director	Tomosada Yoshikawa	-	-	Senior Vice President	-	-	-	Grant of Stock options	-	-	-
Director	Mikio Inari	-	-	Senior Vice President	-	-	-	Grant of Stock options	-	-	-
Director	Tomoo Tateishi	-	-	Senior Vice President	4.5	-	-	Grant of Stock options	-	-	-

(Per Share Data)

(round down)

	FY ended March 31, 2003 (from April 1, 2002 to March 31, 2003)	FY ended March 31, 2002 (from April 1, 2001 to March 31, 2002)
1. Shareholders' Equity per Share	81,939 yen	123,190 yen
2. Net income per share	17,030 yen	14,920 yen
3. Net income per share (diluted)	16,822 yen	14,571 yen
	Beginning with the fiscal year under review, Accounting Standards Regarding Net Income Per Share (Financial Accounting Standards for Business Enterprises, No. 2) and Opinion Concerning Application of Accounting Standards Regarding Net Income Per Share (Opinion on Applying Financial Accounting Standards for Business Enterprises, No. 4) are being applied to consolidated statements.. Hereto, a two-for-one stock split was implemented on November 15, 2002. If these accounting changes and the stock split were applied to the previous fiscal year figures, the per share data for the previous fiscal year would be as follows; Shareholders' equity per share 61,595yen Net income per share 7,460yen Net income per share (diluted) 7,293yen	

Note: The basis for calculating net income per share and net income per share (diluted) is as follows.

	FY ended March 31, 2003 (from April 1, 2002 to March 31, 2003)	FY ended March 31, 2002 (from April 1, 2001 to March 31, 2002)
Net Income Per Share		
Net income (thousands of yen)	1,073,016	—
Amount not related to common stock	—	—
Net income related to common stock (thousands of yen)	1,073,016	—
Average number of common shares for period (shares)	63,004	—
Net Income Per Share(Diluted)		
Net income before dilution (thousands of yen)	—	—
Additional number of common shares (shares)	778	—
stock options	778	—
Outline of residual securities that don't have dilution effect	—	—

6. Consolidated Quarterly Financial Statements

6-1 Consolidated Quarterly Balance Sheet

(3rd and 4th Quarter, Fiscal Year ended March 31, 2003)

(round down)

	4th Quarter as of March 31, 2003		3rd Quarter as of December 31, 2002		Change	
	millions of yen	%	millions of yen	%	millions of yen	%
Assets						
Current Assets:						
Cash and cash equivalents	2,713		3,493			
Trade accounts receivable	2,480		1,648			
Inventory	55		72			
Deferred tax assets	156		121			
Other current assets	172		172			
Allowance for doubtful accounts	(32)		(28)			
Total current assets	5,547	78.0	5,480	82.7	66	1.2
Property and equipment:						
Tangible fixed assets:	123	1.7	120	1.8	3	2.7
Intangible fixed assets:						
Software	442		479			
Others	10		19			
Total intangible assets	453	6.4	499	7.6	(46)	(9.3)
Investments and Other Assets:						
Deposit with landlord	315		265			
Investment securities	464		65			
Deferred tax assets	178		167			
Others	30		27			
Total investments and other assets	989	13.9	525	7.9	463	88.1
Total property and equipment	1,566	22.0	1,145	17.3	420	36.7
Total	7,113	100.0	6,626	100.0	1,078	7.4

(round down)

	4th Quarter as of March 31, 2003		3rd Quarter as of December 31, 2002		Change	
	millions of yen	%	millions of yen	%	millions of yen	%
Liabilities:						
Current liabilities						
Account payable	439		412			
Short-term debt	271		329			
Bonus payment reserve	89		22			
Accrued expenses	407		380			
Accrued income taxes	522		363			
Accrued consumption tax	93		69			
Other current liabilities	31		46			
Total current liabilities	1,854	26.1	1,624	24.5	230	14.2
Long-term liabilities:						
Deferred tax liabilities			–	–	–	–
Current portion of long-term debt	–	–				
Total long-term liabilities						
Total liabilities	1,854	26.1	1,624	24.5	230	14.2
Minority interests:						
Minority interests	54	0.8	21	0.3	32	155.0
Shareholders' Equity						
I **Common stock**	2,585	36.3	2,579	38.9		
II **Additional paid in capital**	2,642	37.1	2,635	39.8		
III **Retained earnings**	(22)	(0.3)	(234)	(3.5)		
IV **Foreign currency transaction adjustments**	(0)	(0.0)	(0)	(0.0)		
Total shareholders' equity	5,204	73.1	4,980	75.2	244	4.5
Total	7,113	100.0	6,626	100.0	487	7.4

6-2 Consolidated Quarterly Income Statements

(3rd and 4th Quarter, Fiscal Year ended March 31, 2003)

(round down)

	4th Quarter (from January 1, 2003 to March 31, 2003)		3rd Quarter (from October 1, 2002 to December 31, 2002)		Change	
	millions of yen	%	millions of yen	%	millions of yen	%
Net Sales	2,654	100.0	2,327	100.0	327	14.0
Cost of Sales	1,252	47.2	1,069	46.0	183	17.1
Gross Profit	1,402	52.8	1,258	54.0	143	11.4
Selling, General and Administrative Expenses	991	37.3	917	39.4	73	8.0
Operating Income	410	15.5	340	14.6	70	20.7
Nonoperating Income	0	0.0	0	0.0	0	41.6
Nonoperating Expenses	3	0.1	2	0.1	1	65.3
Current Profits	407	15.4	338	14.5	69	20.4
Extraordinary Gain	-	0.0	19	0.8	(19)	(100.0)
Extraordinary Loss	50	1.9	0	0.0	49	4,920.2
Income Before Income Taxes and minority Interests	357	13.5	357	15.3	0	0.0
Income Taxes	158	6.0	162	7.0	(3)	(2.2)
Differed Tax	(45)	(1.7)	(1)	(0.1)	(44)	3,102.0
Loss on minority interests	32	1.2	3	0.2	28	732.4
Net Income	211	8.0	200	8.6	11	5.6

Sales by Business Segments

(round down)

	4th Quarter (from January 1, 2003 to March 31, 2003)		3rd Quarter (from October 1, 2002 to December 31, 2002)		Change	
	millions of yen	%	millions of yen	%	millions of yen	%
Mobile Contents Business	1,786	67.3	1,743	74.9	43	2.5
Marketing Solution Business	570	21.5	455	19.6	114	25.2
International Business	30	1.1	7	0.3	22	313.2
Technology-related Business	268	10.1	121	5.2	146	120.2
Total	2,654	100.0	2,327	100.0	327	14.0

Note) 1. Consumption tax is not included sum mentioned above

2. "Technology-Related Business" is mainly business of K Laboratory Co., Ltd.

6-3 Consolidated Statement of Shareholders' Equity

(Round down)

	4th Quarter (from January 1, 2003 to March 31, 2003)	3rd Quarter (from October 1, 2002 to December 31, 2002)
	millions of yen	millions of yen
Legal reserve:		
I Balance at the beginning of period	2,635	2,622
II Increase in legal reserve		
Increase due to share issuance	6	13
Addition to legal reserve	6	13
III Balance at the end of period	2,642	2,635
Retained earnings:		
I Balance at the beginning of period	(234)	(434)
II Increase in retained earnings		
Net income for the quarter	211	200
Addition to retained earnings	211	200
III Balance at the end of period	22	(234)

6-4 Consolidated Cash Flow Statements

(round down)

	4th Quarter (from January 1, 2003 to March 31, 2003)	3rd Quarter (from October 1, 2002 to December 31, 2002)
	millions of yen	millions of yen
Operating activities:		
Income before income taxes and minority interest		
Adjustments to reconcile net loss to net cash used in operating activities	357	357
Depreciation and amortization	79	118
Increase (decrease) in allowance for doubtful accounts	4	(3)
Increase (decrease) in bonus payment reserve	67	(44)
Interests and dividend earned	(0)	(0)
Interest expenses	2	2
Equity in net loss (gain) of an affiliate	0	(0)
Gain on sales of investment securities	0	-
Gain on change of equity	0	-
Loss on reevaluation of fixed assets	-	-
Change in operating assets and liabilities		
Increase (decrease) in accounts receivable	(832)	469
Decrease (increase) in inventory	17	(36)
Increase (decrease) in accounts payable	26	22
Increase (decrease) in accrued expenses	51	54
Others	46	(21)
Total	(178)	917
Interests and dividends received	0	0
Interest paid	(2)	(2)
Income tax paid	(0)	—
Cash flow from operating activities	(180)	914
Investing activities:		
Expenditures for property and equipment	(15)	(9)
Expenditure for software	(43)	(74)
Expenditure for investment securities	(400)	-
Proceeds from investment securities	-	0
Expenditures for deposits with landloard	(51)	(10)
Increase (decrease) in lending	(10)	-
Others	(21)	18
Cash flow from investing activities	(542)	(77)
Financing activities:		
Proceeds from short-term debt	(150)	200
Repayment of short-term debt	(91)	(158)
Repayment of long-term debt	(10)	(10)
Proceeds from subscription for stock by minority shareholders	-	-
Proceeds from share issuance	12	27
Others	-	-
Cash flow from financing activities	(56)	58
Foreign currency translation adjustment	(0)	(0)
Net increase in cash and cash equivalents	(779)	896
Cash and cash equivalents at the beginning of period	3,493	2,597
Cash and cash equivalents at the end of period	2,713	3,493

7. Stock Information

7-1 Authorized shares

122,792 shares (as of March 31, 2003)

7-2 Number of shares issued and outstanding

63,519 shares (as of March 31, 2003)

A stock split (1:2), with a record date of September 30, 2002, was implemented on November 15, 2002

7-3 Fully Diluted Shares

65,072 shares* (as of March 31, 2003)

*Including 1,553 potential shares from unexercised stock options

7-4 Number of Shareholders

1,464 (as of March 31, 2003)

7-5 Principal Shareholders (as of March 31, 2003)

	Shares Owned		Investment in Equity of Major Shareholders	
	Shares	% of Voting Rights	Shares	% of Voting Rights
Kazutomo Robert Hori	8,398	13.22	–	–
Yosuke Iwai	3,827	6.02	–	–
Omron Corporation	3,600	5.66	–	–
Tetsuya Sanada	3,582	5.63	–	–
Omron Finance Co., Ltd.	3,560	5.60	–	–
Japan Trustee Services Bank	3,194	5.02	–	–
Master Trust Bank of Japan	2,995	4.71	–	–
Raumuzu Co., Ltd.	2,520	3.96	–	–
Tomoo Tateishi	2,166	3.41	–	–
Kenichiro Nakajima	2,062	3.24	–	–

7-6 Distribution of Shareholders (as of March 31, 2003)

	Assortment of Shareholders						
	Government /Local Public Bodies	Financial Institutes	Securities Firms	Other Corporations	Foreign Firms (incl. Individuals)	Individuals / Others	Total
Number of Shareholders (Persons)	0	17	0	53	34	1,360	1,464
Shares owned (Shares)	0	12,838	0	16,440	6,424	27,817	63,519
Percentage of shares (%)	0.00	20.21	0.00	25.88	10.11	43.79	100.00

7-7 Specified Minority Shareholders' Interest (as of March 31, 2003)

35,904 shares (56.52%)

*10 major shareholders' and directors' interest

7-8 Floating Shares (as of March 31, 2003)

6,255 shares (9.85%)

*Floating shareholders' interest, holding less than 50 shares

7-9 Shares owned by Investment Trusts (as of March 31, 2003)

7,461shares (11.74%)

7-10 Shares owned by Pension Funds (as of March 31, 2003)

828 shares (1.30%)

7-11 Shares owned by Directors (as of March 31, 2003)

20,035 shares (31.54%)

7-12 Shares Issued and Paid-in Capital (as of March 31, 2003)

Date	Numbers of Shares Issued		Paid-in Capital (Thousands of yen)		Additional Paid in Capital (Thousands of yen)		Notes
	Change	Balance	Change	Balance	Change	Balance	
September 29, 1998	1,800	1,800	90,000	90,000	-	-	Foundation, Issue Price ¥ 50,000
November 23, 1999	200	2,000	50,000	140,000	50,000	50,000	Third Party Allocation (Investment Companies) Offer Price ¥ 500,000, Capitalization ¥ 250,000
December 30, 1999	200	2,200	50,000	190,000	50,000	100,000	Third Party Allocation (Kenichiro Nakajima) Offer Price ¥ 500,000, Capitalization ¥ 250,000
January 29, 2000	200	2,400	50,000	240,000	50,000	150,000	Third Party Allocation (Investment Companies) Offer Price ¥ 500,000, Capitalization ¥ 250,000
March 14, 2000	300	2,700	300,000	540,000	300,000	450,000	Third Party Allocation (Omron Corp. etc.) Offer Price ¥ 2,000,000, Capitalization ¥ 1,000,000
March 28, 2000	1,000	3,900	50,000	790,000	500	650,500	Exercise of Warrant No. 1 Issue Price ¥ 50,000, Capitalization ¥ 50,000 Excess over Par ¥ 500
March 28, 2000	200		200,000		200,000		Third Party Allocation (Dentsu.com No.1 etc.) Offer Price ¥ 2,000,000, Capitalization ¥ 1,000,000
March 31, 2000	480	4,380	480,000	1,270,000	480,000	1,130,500	Third Party Allocation (Omron Corp. etc.) Offer Price ¥ 2,000,000, Capitalization ¥ 1,000,000
April 1, 2000	100	4,480	5,000	1,275,000	15,000	1,145,500	Absorption of Paradiseweb Co., Ltd. (1 : 4)
June 20, 2000	8,960	13,440	-	1,275,000	-	1,145,500	Stock Split (1: 3)
December 21, 2000	1,300	15,340	773,500	2,405,500	900,900	2,462,200	IPO (Domestic) Offer Price ¥ 1,400,000 (Underwriting Price ¥ 1,288,000, Issue Price ¥ 1,190,000, Capitalization ¥ 595,000)
	600		357,000		415,800		IPO (Global Offering) Offer Price ¥ 1,400,000 (Underwriting Price ¥ 1,288,000, Issue Price ¥ 1,190,000, Capitalization ¥ 595,000)
August 24, 2001	15,340	30,680	-	2,405,500	-	2,462,200	Stock Split (1: 2)
March 31, 2002	18	30,698	3,000	2,408,500	3,000	2,465,200	Exercise of Stock Option No. 1 Issue Price ¥ 333,334, Capitalization ¥166,667 Excess over Par ¥ 166,667
June 30, 2002 (Apr. 1 – Jun. 30)	881	31,579	146,833	2,555,333	146,833	2,612,033	Exercise of Stock Option No. 1 Issue Price ¥ 333,334, Capitalization ¥166,667 Excess over Par ¥ 166,667
September 30, 2002 (Jul. 1 - Sep. 30)	61	31,640	10,166	2,565,500	10,166	2,622,200	Exercise of Stock Option No. 1 and No. 2 Issue Price ¥ 333,334, Capitalization ¥166,667 Excess over Par ¥ 166,667
November 15, 2002	31,640	63,280	-	2,565,500	-	2,622,200	Stock split (1:2)
December 31, 2002 (Oct. 1 - Dec. 31)	164	63,444	13,666	2,579,167	13,666	2,635,866	Exercise of Stock Option No. 1, No. 2 Issue Price ¥166,667, Capitalization ¥83,334 Excess over Par ¥ 83,333
March 31, 2003 (Jan. 1 - Mar. 31)	75	63,519	6,250	2,585,417	6,250	2,642,116	Exercise of Stock Option No.1, No.2 Issue Price ¥166,667, Capitalization ¥83,334 Excess over Par ¥83,333

7-13 Stock Option (Warrant)

(1) Stock Option No.1 (Approved on February 22, 2000)

Position	Name	Shares
President and CEO	Kazutomo Robert Hori	88
Executive Vice President and CTO	Tetsuya Sanada	50
Executive Vice President	Yosuke Iwai	40
Senior Vice President	Kenichiro Nakajima	10
Senior Vice President	Tomoo Tateishi	5
Employees	37 Employees	47
Total		240 (Note 1)

* Exercise Price ¥ 2,000,000 (Note 2)
* Exercise Period From March 1, 2002 to February 28, 2005

(2) Stock Option No.2 (Approved on May 31, 2000)

* Grantees and Granted Shares 126 Shares (49 Employees) (Note 3)
* Exercise Price ¥ 666,667 (Note 4)
* Exercise Period From September 1, 2002 to August 31, 2005

(3) Stock Option No.3 (Approved on June 28, 2001)

Position	Name	Shares
President and CEO	Kazutomo Robert Hori	170
Executive Vice President and CTO	Tetsuya Sanada	120
Executive Vice President	Yosuke Iwai	80
Executive Vice President	Kenichiro Nakajima	70
Senior Vice President	Shinichiro Yamashita	50
Senior Vice President	Tomosada Yoshikawa	50
Senior Vice President	Mikio Inari	50
Senior Vice President	Tomoo Tateishi	10
Employees	46 Employees	200
Total		800 (Note 5)

* Exercise Price ¥ 452,566 (Note 6)
* Exercise Period From September 1, 2003 to August 31, 2008

(Note 1) The number of potential but non-issued shares, as of March 31, 2003, was adjusted to 685 shares, due to stock splits implemented on June 20, 2000, August 24, 2001, and November 15, 2002 the exercise of stock options and the retirement of employees.

(Note 2) The exercise price was adjusted to ¥ 166,667 as a result of the stock splits implemented June 20, 2000, August 24, 2001, and November 15, 2002.

(Note 3) The number of potential but non-issued shares, as of March 31, 2003, was adjusted to 120 shares due to stock splits implemented on August 24, 2001 and November 15, 2002, and the retirement of employees.

(Note 4) The exercise price was adjusted to ¥166,667, as a result of the stock splits implemented on August 24, 2001 and November 15, 2002.

(Note 5) The number of potential but non-issued shares, as of March 31, 2003, was adjusted to 748 shares due to the retirement of employees.

(Note 6) The exercise price was adjusted to ¥226,283, as a result of a stock split implemented on November 15, 2002.

7-14 Common Stock held in treasury

Not applicable

7-15 Common Stock held in treasury by Subsidiaries, Affiliates and Nonconsolidated Affiliates

Not applicable

8. Others

8-1 Significant Subsequent Events after the End of the Fiscal Year

After the end of the fiscal year ended March 31, 2003, CYBIRD purchased 1,030 shares of total issued stock of GiGAFLOPS Japan Inc. (Information Processing Service: Net assets were 46 million yen and Sales were 126 million yen as of July 31, 2002), converting it into a wholly owned subsidiary. Through this acquisition, CYBIRD and GiGAFLOPS plan to combine their strengths to enhance corporate value in a broader-based business field. Specifically, we expect that GiGAFLOPS, having attained good visibility and a solid record as an "un-official site"area, will help to expand our subscriber base.

8-2 Employees (as of March 31, 2003)

	Mobile Contents	Marketing Solution	EC (eCommerce)	International Business	Strategic Technology Planning	Corporate Planning	Public Relations	Legal & Corporate Affairs	Finance	Internal Auditing	CYBIRD Total	K Laboratory
Number of Employees (persons)	103	29	5	8	4	3	4	12	6	0	174	72
Change from Previous year(persons)*	—	—	—	—	—	—	—	—	—	—	19	14
Average Age	—	—	—	—	—	—	—	—	—	—	31.29	29.16
Average Length of Service (year)	—	—	—	—	—	—	—	—	—	—	1.74	1.23

*The "Change from previous year" field contains figures only for CYBIRD total and K Laboratory (total) due to a major scale organization change as of April 1, 2002.

8-3 Head Office

Kamiyacho MT-Bldg., 4-3-20 Toranomon,
Minato-ku, Tokyo, Japan 105-0001

8-4 Primary Lender (as of March 31, 2003)

(1) CYBIRD Co., Ltd.

Not Applicable.

(2) K Laboratory Co., Ltd. (millions of yen: round down)

Lender	Amount
The Aozora Bank Ltd.	158
The bank of Tokyo-Mitsubishi Ltd.	112
Total	271

8-5 Board of Directors and Auditors (as of March 31, 2003)

Title	Name	Charge / Principal Occupation
President and CEO	Kazutomo Robert Hori	Vice President of International Business Department
Executive Vice President and CTO	Tetsuya Sanada	President & CEO, K Laboratory Co., Ltd.
Executive Vice President	Yosuke Iwai	Director of DMOVE Co., Ltd.
Executive Vice President	Kenichiro Nakajima	
Senior Vice President	Shinichiro Yamashita	General Manager of Marketing Solution Division and Vice President in charge of Legal & Corporate Affairs Department
Senior Vice President	Tomosada Yoshikawa	Senior Vice President, Vice President in charge of Finance Department. Public Relations Department and Disclosure
Senior Vice President	Mikio Inari	Director of K Laboratory Co., Ltd., in charge of Technology
Senior Vice President	Tomoo Tateishi	Omron Corporation
Corporate Auditor	Jun Utsumi	

(Full Time)		
Corporate Auditor	Masahisa Takeyama	Takeyama & Co.
Corporate Auditor	Hiroshi Shimizu	Takizawa & Co.

(Note 1) Statutory Auditors: Jun Utsumi and Masahisa Takeyama are outside corporate auditors who fulfill the qualification requirements as provided for in Article 18.1 of the Law for Special Exceptions to the Commercial Code Concerning Audit, etc. of Kabushiki-Kaisha.

(Note 2) Directors' responsibilities were adjusted as follows. The change was made effective on April 1, 2003.

Title	Name	New Charge
Executive Vice President	Yosuke Iwai	Vice President of Media Development Department and Director of DMOVE Co., Ltd.
Senior Vice President	Shinichiro Yamashita	General Manager of Mobile Contents Division and Vice President in charge of Legal & Corporate Affairs Department
Senior Vice President	Tomosada Yoshikawa	Vice President in charge of Finance Department and Disclosure

8-6 Principal Contracts

(1) Contracts with Wireless Network Operators

Contract Party	Contents of Contracts	Contract Date
NTT DoCoMo, Inc.	"i-mode® Information Service Provider Contract" CYBIRD provides information to NTT DoCoMo.	February 17, 1999
	"Subscription Fee Collection Service Contract for i-mode" NTT DoCoMo collects the subscription fee from CYBIRD's content subscribers for CYBIRD.	February 17, 1999
J-PHONE Co., Ltd.	"Content Providing Contract" Basic Contract that defines CYBIRD's provision of contents to J-PHONE.	November 29, 1999
	"Contract for Assignment of Credit" (for all companies in J-PHONE group) CYBIRD transfer the subscription fee from content subscribers to J-PHONE.	January 20, 2000
KDDI CORPORATION	"Information Providing Contract for EZ Internet" Basic Contract, which defines CYBIRD's providing contents to KDDI.	February 1, 2000
DDI POCKET, Inc.	"Information Providing and Subscription Fee Collection Service Contract" CYBIRD provides contents for DDI POKET, and DDI POKET collects the subscription fee from CYBIRD's content service subscribers for CYBIRD.	March 8, 2000
E-Plus Service Gmbh & Co. KG (Germany)	"Mobile Portal Agreement" Agreement on CYBIRD's content services for E-Plus Service Gmbh & Co. KG	January 18, 2002
KPN Mobile The Netherlands B.V. (Netherlands)	"Mobile Portal Agreement" Agreement on CYBIRD's content services for KPN Mobile The Netherlands B.V.	February 14, 2002
	"Mobile Portal Billing Services Agreement" KPN Mobile The Netherlands B.V. collects the subscription fee from CYBIRD's content subscribers for CYBIRD.	February 14, 2002
BASE N.V./S.A.(Belgium)	"i-mode Corporation Agreement" Agreement on CYBIRD's content services for BASE N.V./S.A.	August 14, 2002
Bouygues Telecom (France)	"i-mode Site(s) Listing Contract" Agreement on CYBIRD's content services for Bouygues Telecom	November 14, 2002

(2) Contract with Alliance Partners

Contract Party	Contents of Contracts	Contract Date
Family Mart Co., Ltd. (Transferred from Famima.com Co., Ltd.; on March 1, 2002)	"System Development Contract for 'Famima-i' and 'Famima J" A development contract for "Famima-i" and 'Famima j", mobile commerce sites of Famima.com Co., Ltd. on i-mode and on J-SKY™ respectively.	December 1, 2000 (Revised on September 26, 2001)
Dentsu Inc.	"Agency Agreement for licensing "Sugu Mail®" services" Licensing contract for the URL transferring tool, 'Sugu Mail®' whereby Dentsu is entitled to license the service to its clients.	September 28, 2001
Yahoo! Japan Corporation	"Agreement for development of the mobile version of 'Yahoo! Photos'" Service provision of 'Prinet', a CYBIRD's photo service for 'Yahoo! Photos' mobile service.	November 26, 2001
AucSale, Inc.	"Alliance Contract" Alliance Contract between AucSale and CYBIRD to develop full closed auction service system for mobile phone platform.	July 29, 2002
ITOCHU Corporation, PIA Digital Communications Co., Ltd.	"Partnership Contract" Partnership Contract among three companies to develop a business utilizing "Sugu Mail®" for magazines that PIA publishes.	September 25, 2002

(3) Other Contracts (Contract with Co-Development Partner)

Contract Party	Major Contents of Contracts	Contract Date
IMAGICA Corp.	"Joint Venture Agreement" Agreement with IMAGICA Corp. regarding the establishment and operation of DMOVE Co., Ltd., which both parties will invest in.	February 15, 2002

9. Risk Factors

Potential risks and uncertainties are listed below. We will proactively disclose items that we consider important in investment decisions, even through they do not necessarily comprise business risk. Nevertheless, it should be noted that the following discussion does not claim to cover all potential risks.

9-1 Risks related to Content Business

(1) Dependence on Specific Information Provider

We rely on third parties to provide the content we offer to our subscribers. There is no guarantee that our content suppliers will continue to maintain the relationships and contractual agreements with us.

(2) Dependence on Specific Operators

We provide multiple content services to i-mode of NTT DoCoMo Inc., EZweb of KDDI CORPORATION, J-SKY of J-PHONE Co., Ltd., and H" Link of DDI POKET Inc. NTT DoCoMo alone accounted for larger portion in our consolidated sales. Change in NTT DoCoMo's business strategy and/or in business climate could impact negatively on our business strategies and performance.

The breakdown of consolidated sales by mobile carrier is as follows;

	4th Quarter, FY 2001	1st Quarter, FY 2002	2nd Quarter, FY 2002	3rd Quarter FY 2002	**4th Quarter FY 2002**
NTT DoCoMo	47.7%	50.1%	49.0%	44.1%	**40.2%**
KDDI	13.2%	14.2%	14.1%	13.8%	**11.9%**
J-PHONE	18.3%	18.9%	17.8%	16.8%	**15.0%**
DDI POKET	0.6%	0.5%	0.3%	0.2%	**0.1%**
Others	20.2%	16.3%	18.8%	25.1%	**32.8%**
Total	100.0%	100.0%	100.0%	100.0%	**100.0%**

(3) Obsolescence of Content Services

The mobile content services that we provide can be rather short-lived due to rapid changes in technology and consumer preferences. If we are unable to maintain, improve and develop our services, our investments may not produce returns for us.

(4) Dependence on Specific Content Services

Although we provide a broad range of content, some content services such as "Ring tone downloading", "Screensaver downloading", "Fortune telling", "Game" and "Communication" enjoy great popularity. Problems with these content services and/or change in the market may reduce the number of subscribers and content popularity, thereby adversely affecting our business strategy and revenue.

9-2 Risks Related to Our Business

(1) Marketing Solution Business / Commerce Business

We may not achieve expected result from these businesses due to the market entry by competitors and/or by other companies, or sudden changes in market conditions, and uncertainty of the market.

(2) International Business

As we intend to expand internationally, we will be subject to risks of conducting business in foreign countries, such as local economies, politics, laws and regulations, cultures, business customs, competitors, currency fluctuations and others. If we fail to overcome any of the foregoing risks, our investment may not produce returns for us. Furthermore, the up front cost may have an adverse affect on our financial condition, even if the investment is expected to generate certain profit in the future.

(3) Technology-Related Business

Our research and development is carried out at K Laboratory Co., Ltd. This company focuses on research, development and to the licensing of next generation software platforms that are customized for mobile phones. We expect this field to develop into a major source of revenue. As the business is still in the investment phase, however, there is a possibility that we will not be able to recover our investment due to misjudgment in our trend forecasts. This may have a negative effect on our business.

9-3 Risks Related to Financial Condition and Results of Operations

(1) Short History of Our Company and Our Industry

Our company has not been operating for long, having been established in September of 1998. In addition, our industry is still in the early stages of development. Because our content service business and our business model are still in the development stage, our earnings may vary from original forecasts. Furthermore, unexpected expenses and capital investment requirements may arise.

(2) Volatility of Financial Plan and Quarterly Results

Due to the extremely volatile environment of the Mobile Internet Business, and due to our relatively small business scale, our quarterly results may vary unexpectedly. Depending on changes in our business plan and other related factors, we may not be able to produce the expected amount of cash flow. This could have a negative affect on our business operations.

9-4 Risks Related to Investments

To expand our mobile internet businesses, we may invest in equipment, subsidiaries, joint ventures, and M&A domestically and internationally. Although we will examine the feasibility of investments closely, it is still difficult to predict the future outcome of our investments due to the risks involved, such as technology competitiveness, business markets, exchange rate fluctuations, and the government policies, laws and regulations of each country. Thus, there remains the possibility that we may fail to gain sufficient returns from these investments.

Major Investment and Financing (as of March 31, 2003)

Company	Location	Industry	Amount Invested (mil. yen)	Amount Financed (mil. yen)	CYBIRD's Stake	
					Shares	%
K Laboratory Co., Ltd	Minato-ku, Tokyo	Information Technology	228	-	4,567	74.02
DMOVE Co., Ltd.	Shinagawa-ku, Tokyo	Information Technology	26	-	525	52.50
Cybird Korea Co., Ltd.	Seoul, Korea	Information Technology	62	30	70,000	29.17
GiGAFLOPS Japan Inc.	Shibuya-ku, Tokyo	Information Technology	6	-	120	10.43
AucSale, Inc.	Chuo-ku, Tokyo	Information Services	50	-	12,500	19.89

From this fiscal year, we have invested 400 million yen in asset management funds. In regards to making investment decisions, we consider liquidity, rating and other related factors carefully, but it could fall below depending on the market conditions.

9-5 Risks Related to Subsidiaries and Affiliate

K Laboratory Co., Ltd., DMOVE Co., Ltd. and Cybird Korea Co., Ltd. are not wholly owned subsidiaries. This situation may contribute to a conflict of interest or difference in priorities between these companies and CYBIRD.

9-6 Competitive Risks

(1) Competition in the Mobile Content Business

Our competitors may be competitive enough to damage our profitability. As a result, we may lose the market share as well as suffer reduced incomes due to price competition and a decline in the number of subscriptions. This may have a negative impact on our business.

(2) Competition in the Marketing Solution / Commerce Business

In our Marketing Solution business, competition is growing more intense. Companies that are commissioned by us or even our clients themselves may choose to enter our market and compete directly with us. This may adversely affect our business as well.

(3) Competition with System Integrators etc.

There is a possibility of heightened competition being caused by the entrance of companies from other industries into the marketplace due to advancements in mobile communications devices other than internet-enabled mobile phones.

Envisioned Competitors List

Business Field	Company
Content (general)	Index Corporation, MTI Ltd., Nihon Enterprise Co., Ltd., BANDAI NETWORKS CO., LTD.
Content (ring tone melody)	GIGA NETWORKS, INC., XING INC., YAMAHA CORPORATION, DAIICHIKOSHO CO., LTD., SEGA CORPORATION, DWANGO Co., Ltd., For-side.com Co., Ltd.
Content (screen saver)	BANDAI NETWORKS CO., LTD., GignoSystem. Japan, Inc.
Content (game)	NAMCO LIMITED, KONAMI CORPORATION, SEGA CORPORATION, DWANGO Co., Ltd., G-mode Co., Ltd, HUDSON SOFT COMPANY, LIMITED, Taito Corporation
Marketing Solution / EC Business	MEDIASEEK INC., Index Corporation, Rakuten, Inc.
Technology-Related Business (K Laboratory Co., Ltd.)	HUDSON SOFT COMPANY LIMITED, TOSE CO., LTD.

9-7 Risks Related to Technological Changes

To keep up with the rapid changes in the mobile Internet industry, we have to continually adapt ourselves to cutting edge technologies and observe the market carefully. If we fail to integrate and offer new technologies, our market share may fall. As a result, our business may suffer.

9-8 Risks Related to System Failure

Our services depend on continuous, real-time information feeding through our network. Any disruption from our landline transmissions could result in delays in our subscribers' reception of information and in the wireless operators' ability to transmit data. In the case of such major occurrences, we may not be able to provide continue services. As a result, our business may be affected negatively by such incidents. In addition, there are other potential causes of system failure that we cannot control. Although we provide system security against any imaginable failures, we may not be able to protect our system from virus attacks by hackers and such, or mishandling of digital data by employees. In such cases, our business may be adversely affected.

In addition, there are other potential causes of system failures that lie beyond control. Our security system could be bypassed by virus attacks by hackers and such, or employees could misuse digital data.

9-9 Risks Related to Callbacks of Defective Handsets

Callbacks of defective handsets can harm our subscriber growth and lead to cancellations. As a result, our content business income may suffer and may cause a negative impact on our business and its results.

9-10 Risks Related to Laws and Regulations

In addition to existing regulations on Internet information transactions, new laws and regulations related to Information Technology may be enacted. Although we are preparing for possible enactments of such laws and regulations, depending upon the applicability of such laws and regulations, our activity may be limited and guidance from authorities may become stricter. Furthermore, self-restraint among companies in our industry may unexpectedly cause risks, such as mentioned in the previous "Decision by Wireless Network Operators". In such cases, our business plan may face discrepancies. As a result, the quality of our service may deteriorate and accordingly our business may suffer.

9-11 Risks Related to Market Opening

Wireless network operators presently administrate official content services to avoid inappropriate content. However, the Ministry of Public Management, Home Affairs, Posts and Telecommunications is requesting that restrictions be lifted and markets be opened up in the areas of 1) portal services, 2) the Internet services provider business, 2) billing services, and 4) user ID (UID). Opening up these markets could detrimentally affect our business performance.

9-12 Risks Related to Our Operation

(1) Depending on Specific Management

Kazutomo Robert Hori, president and CEO, Tetsuya Sanada, executive vice president and CTO, and other senior management staff play crucial roles in our individual business fields. If we lost the services of any of our key personnel, our business could suffer.

(2) Organization Growth

We will expand and amplify our organization to pace with market growth, however we may not be able to attract highly qualified staff in time.

Furthermore, those who have proper skill-sets to catch up with the growth of the business may need higher cost, and it may cause a negative impact on our business performance and its growth.

9-13 Intellectual Property Risks

We basically utilize many programs by using and combining some freeware software via Internet, but on case-by-case basis, we may infringe upon third-parties' intellectual rights.

Also, it is difficult to foresee how intellectual property rights, including patent rights, utility model rights, trademark rights and copyrights, will be applied to our content services. Accordingly we may inadvertently be infringing on intellectual property rights when the third party acquires the right to a patent. If a third party takes legal action against us, or prevents us from using the property rights, or demand payment for patent usage fees, we may be required to halt our business and it may negatively impact our business.

9-14 Risks Related to Lawsuit and Claims

We have not received any notices or complaints, and we are not subject to any actions for damages or injunctions. Although our legal section takes preventive actions, we may be subject to actions for damages. Depending upon the nature of the action and upon the degree of damage or damages incurred, our business may suffer. The following are possible examples.

- Damages suffered by content subscribers or wireless network operators due to failure of our network operator's server
- Business transaction problems related to the Mobile Commerce site
- Damages to our clients due to any delays on our part in developing systems, or failures in commissioned development projects and failed consultation and campaign support services
- Damages to violation of others' properties, intellectual rights, privacy and other rights

9-15 Others

(1) Dilution of Share Value

Resolutions have been approved at general shareholders' meetings in the past to grant stock option rights based on Article 280, Section 19 of the old Japanese Commercial Code and on Article 280, Sections 20 and 21of the revised Japanese Commercial Code. If those stock option rights are exercised, the value of our common stock will be diluted, and this could affect stock prices.

(2) Stock Price Volatility

Because the number of shares issued is small and liquidity is not particularly high, the volatility risk of our stock is relatively high. If such high volatility occurred in our stock price, it could affect our financial activities.

(3) Disclosure

Due to internal delay in the communication of information and other factors, we might fail to disclose material information properly. As a result, trading in our stock could be suspended, or we could be assessed some other penalty.

■ Contact Information

CYBIRD Co., Ltd. (4823, JASDAQ) IR group
Kamiyacho-MT Bldg. 4-3-20, Toranomon,
Minato-ku, Tokyo 105-0001
TEL: 03-3431-7127 FAX: 03-5408-1200
HP: http://www.cybird.co.jp/english/
E-mail: ircontact@cybird.co.jp

[Terms of Use]

Information

Statements in the documents herein with respect to CYBIRD's plans, strategies, and beliefs, as well as other statements that are not historical facts are forward-looking statements involving risks and uncertainties. The important factors that could cause actual results to differ materially from such statements include, but are not limited to, general economic conditions in CYBIRD's markets, which are primarily Japan, North America, Asia and Europe; demand for, and competitive pricing pressure on, CYBIRD's products and services in the marketplace; CYBIRD's ability to continue to win acceptance for its products and services in these highly competitive markets; and movements of currency exchange rates.

File No.82-5139



03 JUN 24 AM 7:21

Results of Operation (Consolidated), Fiscal Year ended March 31, 2003

English translation from the original Japanese-language document

May 30, 2003

Company name : CYBIRD Co., Ltd.
Security Exchange : JASDAQ
Code Number : 4823
Head Office : 4-3-20, Toranomon, Minato-ku, Tokyo
URL : http://www.cybird.co.jp/
Contact Person : Tomosada Yoshikawa, Senior Vice President
Tel 81-3-3431-0111
Date of Approval of Earnings Results by Board of Directors : May 30, 2003

1. Consolidated Results of Operation, Fiscal Year ended March 31, 2003 (From April 1, 2002 to March 31, 2003)

(1) Results of Operation (round down)

	Net Sales	Operating Income	Ordinary Profit
	Millions of yen (%)	Millions of yen (%)	Millions of yen (%)
FY ended March 31,2003	9,271 (33.5)	1,324 (159.8)	1,316 (200.2)
FY ended March 31,2002	6,944 (139.5)	509 (——)	438 (——)

	Net Income (Loss)	Earnings per Share	Earnings per Share (Diluted)	ROE	ROA	Ordinary Profit Margin
	Millions of yen (%)	yen	yen	%	%	%
FY ended March 31,2003	1,073 (134.4)	17,030.69	16,822.85	23.9	21.5	14.2
FY ended March 31,2002	457 (—)	14,920.66	14,571.70	12.9	9.6	6.3

Note: 1. Equity in Losses of Associated Companies FY ended March 31, 2003 2 million yen
FY ended March 31, 2002 62 million yen
2. Average Number of Shares Issued FY ended March 31, 2003 63,004 shares
FY ended March 31, 2002 30,680 shares
3. On August 24, 2001 and November15, 2002, the Company conducted a stock split. The average number of shares issued is calculated assuming the stock split was made at the beginning of the fiscal year.
4. Change in Accounting Method N/A
5. % indicates increase/decrease of each item compared with previous fiscal year.

(2) Consolidated Financial Conditions (round down)

	Total Assets	Shareholders' Equity	Shareholders' Equity Ratio	Shareholders' Equity per Share
	Millions of yen	Millions of yen	%	yen
FY ended March 31,2003	7,113	5,204	73.1	81,939.46
FY ended March 31,2002	5,154	3,781	73.3	123,190.00

Note: Number of share issued at the term end FY ended March 31, 2003 63,519 shares
FY ended March 31, 2002 30,698 shares

(3) Consolidated Cash Flow (round down)

	Cash Flow from Operating Activities	Cash Flow from Investment Activities	Cash Flow from Financing Activities	Cash and Cash Equivalents
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
FY ended March 31,2003	1,240	(886)	298	2,713
FY ended March 31,2002	652	(498)	348	2,062

(4) Basis of Consolidation / Equity Method

Number of Consolidated Subsidiaries 2

Number of companies to which equity method is applied 1

(5) Change in the Scope of Consolidation

Number of consolidated companies Nil

Number of companies to which equity method is applied Nil

*We avoid providing earning forecasts because of the difficulty of predicting performance in the mobile Internet business field, which is highly volatile both in terms of market and competitive conditions.

File No.82-5139



Results of Operation (Non-Cc⁻⁻lidated), Fiscal Year ended March 31, 2003

English translation ... original Japanese-language document

May 30, 2003

Company name : CY Co., Ltd.
Security Exchange : J/
Code Number :
Head Office : oranomon, Minato-ku, Tokyo
URL : ww.cybird.co.jp/
Contact Person : da Yoshikawa, Senior Vice President
3-3431-0111
Date of Approval of Earnings Results ! Directors : May 30, 2003
Date of Ordinary Shareholders' Meet : June 27, 2003

1. Non-Consolidated Results of cal Year ended March 31, 2003 (From April 1, 2002 to March 31, 2003)

(1) Results of Operation (Round down)

	et Sales	Operating Income	Ordinary Profit
	Millions of yen (%)	Millions of yen (%)	Millions of yen (%)
FY ended March 3...	8,721 (29.8)	1,259 (98.8)	1,259 (98.0)
FY ended March 31, 2002	6,720 (133.6)	633 (-)	636 (-)

	Net Income	Earnings per Share	Earnings per Share (Diluted)	ROE	ROA	Ordinary Profit Margin
	Millions of yen (%)	yen	yen	%	%	%
FY ended March 31, 2003	1,029 (78.3)	16,336.88	16,137.51	22.0	20.8	14.4
FY ended March 31, 2002	577 (-)	18,810.68	18,370.75	15.6	13.8	9.5

Note: 1. Average Number of Shares Issued : FY ended March 31, 2003 63,004 shares
FY ended March 31, 2002 30,680 shares

2. On August 24, 2001 and November15, 2002, the Company conducted a stock split. The average number of shares issued is calculated assuming the stock split was made at the beginning of the fiscal year.
3. Change in Accounting Method : N/A
4. % indicates increase/decrease of each item compared with previous fiscal year.

(2) Dividends

	Annual Dividends per Stock			Total Dividends (Annual)	Dividend Payout Ratio	Ratio of Dividend to Shareholders' Equity
		Interim	Annual			
	yen	yen	yen	Millions of yen	%	%
FY ended March 31, 2003	0.00	0.00	0.00	0.00	0.00	0.00
FY ended March 31, 2002	0.00	0.00	0.00	0.00	0.00	0.00

(3) Financial Conditions (Round down)

	Total Assets	Shareholders' Equity	Equity Ratio	Shareholders' Equity per share
	Millions of yen	Millions of yen	%	yen
FY ended March 31, 2003	7,061	5,377	76.1	84,655.90
FY ended March 31, 2002	5,078	3,997	78.7	130,228.82

Note: 1. Number of Shares Issued as of the end of Fiscal Year : FY ended March 31, 2003 63,519
: FY ended March 31, 2002 30,698

2. Amount of Treasury Stock as of the End of Fiscal Year : FY ended March 31, 2003 Nil

*We avoid providing earning forecasts because of the difficulty of predicting performance in the mobile Internet business field, which is highly volatile both in terms of market and competitive conditions.

The following is an English translation of the "Notice of Convocation of the 5th General Shareholders Meeting" "Business Report" and their related documents. CYBIRD provides this translation for your reference and convenience only and without any warranty as to its accuracy or otherwise.

June 12, 2003

To : Shareholders

Kazutomo Robert Hori
President and CEO
CYBIRD Co., Ltd.
4-3-20, Toranomon, Minato-ku, Tokyo

Notice of Convocation of the 5th Ordinary General Shareholders Meeting

ARIS
3-31-03

You are hereby notified that the 5th Ordinary General Shareholders Meeting will be held as stated below. Your attendance is respectfully requested.

In you are not able to attend, you are requested to study the attached reference documents and return the proxy form with your signature indicating your approval or disapproval of each resolution.

1. Date and Time: 10:00 a.m. on Friday, June 27, 2003
2. Place: Toranomon Pastoral, Annex 1F 'Hohou Nishino-ma'
   4-1-1 Toranomon, Minato-ku, Tokyo
3. Purpose of the Meeting:

Matters to be reported: Report on the business report, balance sheet, and profit-loss statement for the 5th Term ended March 31, 2003.

Matters to be resolved:

- First Item: Approval of Appropriation of Retained Earnings
- Second Item: Partial Amendments of the Articles of Incorporation
  (Details of the proposed amendments are given on pages from17 to 20 of the attached reference documents under Reference Information Regarding the Solicitation of Proxy Vote on Resolutions.)
- Third Item: Election of 8 Directors
- Fourth Item: Election of 3 Auditors
- Fifth Item: Granting Stock Options to Non-Shareholders

*When attending the meeting in person, you are kindly requested to submit the enclosed voting right exercise form to the receptionist at the place of the meeting.

(Translation)

Annual Business Report

(from April 1, 2002 to March 31, 2003)

1. Outline of Business

(1) Business Progress and Results

As of March 31, 2003, the number of domestic mobile phone and PHS subscribers increased steadily to 81.11 million (including 5.46 million PHS subscribers) from 74.81 million (including 5.69 million PHS subscribers). Notably, the number of Internet-enabled mobile phones sold has been increased to 64.82 million, making up 79.9% of total mobile phone subscribers, up from 72.6% as of March 31, 2003. (Reference: the Telecommunications Carriers Association)

Facing these business conditions, we worked toward further growth in our 'Mobile Content" and "Marketing Solution" businesses. Business results for each operation are as follows.

<Mobile Content Business>

In the Mobile Content Business, we focused on providing client oriented and satisfying content. We launched 8 new content services and consequently now are offering 81 content services as of March 31, 2003. Also, the number of subscribers increased substantially. Net sales during the fiscal year climbed to 7,074 million yen, compared with 5,909 million yen in the prior fiscal year.

<Marketing Solution Business>

We also concentrated our efforts on expanding our Marketing Solution Business; providing Mobile Business Consulting, Mobile Business Development, and Mobile Package Solution services to our clients to support their Mobile Internet related business. In compensation for these services, we received fees and/or a share of revenue. Moreover, we launched an e-commerce business during the fiscal year. As a result of these efforts, net sales amounted to 1,598 million, up 105.1% year on year and accounting for 18.3% of net sales, a substantial increase from 11.6% in the prior fiscal year.

Meanwhile, to focus on making more marketing-oriented proposals to our clients, we renamed these operations the Marketing Solution Business.

<Others>

Other than the above, we also targeted business expansion in our International Business by focusing on delivering our content services and providing mobile business consulting/solution services to wireless network operators through sales and marketing activities.

As a consequence of these actions, net sales during this fiscal year amounted to 8,721 million yen, an increase of 29.8% year on year. Although cost of sales and selling, general administrative Expense increased along with business expansion, ordinary profit totaled 1,259 million yen, an increase of 98.0% year-on-year, due to control of fixed cost. Additionally, the company posted income before income taxes and minority interest of 1,215 million yen, an increase of 109.7% year on year after extraordinary gains and losses (Cash surrender value of board member insurance policy, etc. and devaluation of software, etc.). Net income totaled 1,029 million yen, rising 78.4% from the prior fiscal year.

(Translation)

(2) Net Sales by Items

	Fiscal year ended March 31, 2003		Fiscal year ended March 31, 2002		Change	
	Million yen	%	Million yen	%	Million yen	%
Mobile Content	7,074	81.1	5,909	87.9	1,165	19.7
Marketing Solution	1,598	18.3	779	11.6	818	105.1
International	48	0.6	31	0.5	17	55.4
Total	8,721	100.0	6,720	100.0	2,001	29.8

Note: To make more marketing-oriented proposals to our clients, we renamed the Mobile Solution as the Marketing Solution.

(3) Major Issues

Having grown rapidly in the emerging mobile Internet industry, we are focusing on the following major issues to achieve further growth.

1. Implementing measures to achieve continuous growth and establishing sold earnings bases

Through analysis, evaluation and revision of our business portfolio, we are being increasingly selective and focused in investing our resources in business fields. Specifically, we select business fields through close examination and then invest our resources aggressively to boost market share. Also, we are making strong efforts to develop wide-ranging application software, enhance our sales of marketing solution tools like "Sugu Mail®," and build more solid earnings bases for our International Business and our associated companies.

2. Reinforcing the internal control system

We consider reinforcing the internal control system a priority issue, the following are major issues.

- Establishing a decision making system based on financial indicators
- Ensuring smooth operation of the new personnel system
- Implementing strategic recruiting and allocation of personnel
- Improving CYBIRD group administration
- Maximizing synergies with associated companies
- Reinforcing corporate governance and compliance

(4) Capital Investment

For the fiscal year ended March 31, 2003, we invested a total of 33 million yen in facilities for the Okinawa Mobile Operation Center, in expanding office floor space in line with growth in the number of employees and in personal computers (PCs).

Other than the above, we invested a total of 268 million yen in software development for content distribution.

(5) Financing

We funded capital investment for the fiscal year internally.

(Translation)

(6) Performance and Assets

(Thousand yen)

	Fiscal year ended March 31, 2000	Fiscal year ended March 31, 2001	Fiscal year ended March 31, 2002	Fiscal year ended March 31, 2003
Net Sales	374,418	2,876,222	6,720,080	8,721,314
Ordinary Profit	(135,152)	(1,282,592)	636,153	1,259,589
Net Income	(133,987)	(1,291,543)	577,113	1,029,303
Earnings per Share(yen)	(67,484)	(92,484)	18,810	16,336
Total Assets	2,399,399	4,120,509	5,078,227	7,061,989
Net Assets	2,203,527	3,411,007	3,997,764	5,377,258

Note: 1. Net income per share is calculated on the basis of the number of average Outstanding Shares Issued in the fiscal year ended March 31, 2003. The computation of net income per common share is based on the weighted average number of shares outstanding after retroactive adjustment for stock splits carried out on June 20, 2000, August 24, 2001 and November 15, 2002.

2. Increase of total assets and net assets in the 2ne term was mainly due to a capital increase of 2,310million yen on allocation of new shares to third parties.

3. Net sales in the 3rd term were 2,876 million yen, but ordinary profit was -1,282 million yen due to research and development of new content services, advance investment in international business and stock issuance expenses.

4. In the 4th term, increasing in content sales and controlling of fixed cost resulted in increasing in revenue and profit.

5. Business results in the 5th term were given in "(1) Business Progress and Result".

6. Beginning with the fiscal year ended March 2003, "Accounting Standards for Earnings per Share" (Business Accounting Standards, No. 2) and "Practical Guidance for Application of Business Accounting Standards for Net Income per Share" (Practical Guidance for Application of Business Accounting Standards, No. 4) are being applied. In the 4th term, if the above accounting standards had been applied to the two-for-one stock split implemented on November 15, 2002 as if it had been carried out at the beginning of that fiscal year, earnings per share would have been 9,405 yen.

(Translation)

2. Company Outline (As of March 31, 2003)

(1) Major Business

1. Mobile Content Business

We develop and provide paid contents for Internet-enabled mobile phones (including PHS) via four major Japanese wireless network operators.

2. Marketing Solution Business

We provide Mobile Business Consulting, Mobile Business Development, and Mobile Package Solution to our client for their Mobile Internet related business. In compensation for these services, we receive fees and/or share of revenue. We also started an E-commerce business during the fiscal year under review.

(2) Head Office

4-3-20 Toranomon, Minato-ku, Tokyo

(3) Shares and shareholders

1. Total number of shares authorized to be issued by company: 122,792 shares

2. Total number of shares issued : 63,519 shares

Note: Share increase in the Fiscal Year ended March 31, 2003

1. A two-for-one stock split was implemented on November 15, 2002 and the total number of share issued increased 31,640 shares.
2. The number of shares increased by 1,181 due to exercising of stock options based on the old Commercial Code.

3. Number of Shareholders : 1,464

4. Principal Shareholders

Name	Number of shares held		Investment by CYBIRD in principal shareholder	
	shares	Ownership (%)	shares	%
Kazutomo Robert Hori	8,398	13.22	—	—
Yosuke Iwai	3,827	6.02	—	—
Omron Corporation	3,600	5.66	—	—
Tetsuya Sanada	3,582	5.63	—	—
Omron Finance Co., Ltd.	3,560	5.60	—	—
Japan Trustee Services Bank, Ltd. (Trust Account)	3,194	5.02	—	—
The Master Trust Bank of Japan, Ltd. (Trust Account)	2,995	4.71	—	—
Raumuzu Co., Ltd.	2,520	3.96	—	—
Tomoo Tateishi	2,166	3.41	—	—
Kenichiro Nakajima	2,062	3.24	—	—

Note: 1. Truncate a number to the third decimal places

2. Ratio of ownership has been determined based on the number of voting rights as of March 31, 2003.

(Translation)

(4) Principal Subsidiaries

1. Principal Consolidated Subsidiaries

Company	Paid-in Capital (thousand yen)	Percentage owned by company (%)	Main Business
K Laboratory Co., Ltd.	308,500	74.0	Development / Licensing of Java™ Applications and Software Platforms for mobile phones
DMOVE Co. Ltd.	50,000	52.5	Development of digital contents (text, images, audio, etc.)

2. Capital Increase by DMOVE

DMOVE was established to expand our digital content services business in preparation for the spread of next-generation mobile handsets. The company increased its paid-in capital by 30 million yen during the fiscal year under review based on a third party allotment to shareholders. CYBIRD invested 15.75 million yen in this capital increase.

3. Consolidated Business Results

(Thousand yen)

	Fiscal year ended March 31, 2000	Fiscal year ended March 31, 2001	Fiscal year ended March 31, 2002	Fiscal year ended March 31, 2003
Net Sales	421,106	2,900,114	6,944,433	9,271,276
Ordinary Profit	(147,086)	(1,379,985)	438,693	1,316,964
Net Income	(133,987)	(1,379,786)	457,767	1,073,016
Earnings per Share(yen)	(82,699)	(98,803)	14,920	17,030
Number of Consolidated Subsidiary	1	1	2	2
Number of Affiliate	-	-	1	1

Note:
1. Net Income per Share shown above is computed based on the average outstanding shares issued.
2. K Laboratory achieved a turnaround because of strong demand for contract services for application development during the fiscal year.
3. Beginning with the fiscal year ended March 2003, "Accounting Standards for Earnings per Share" (Business Accounting Standards, No. 2) and "Practical Guidance for Application of Business Accounting Standards for Net Income per Share" (Practical Guidance for Application of Business Accounting Standards, No. 4) are being applied. In the 4th term, if the above accounting standards had been applied to the two-for-one stock split implemented on November 15, 2002 as if it had been carried out at the beginning of that fiscal year, earnings per share would have been 9,405 yen.

(5) Employees

Number of employees	Increase from previous Fiscal year	Average Age	Average Length of Service
174	19	31.29	1.7 years

Note: This number doesn't include 3 CYBIRD staff seconded to other companies and include 1 staff from the affiliated company.

(6) Directors and Statutory Auditors

Title	Name	Charge / Principal Occupation
President and CEO	Kazutomo Robert Hori	General Manager of International Business Department

(Translation)

Executive Vice President and CTO	Tetsuya Sanada	President & CEO of K Laboratory Co., Ltd.
Executive Vice President	Yosuke Iwai	Senior Vice President of DMOVE Co., Ltd
Executive Vice President	Kenichiro Nakajima	
Senior Vice President	Shinichiro Yamashita	General Manager of Marketing Solution Division and Legal & Corporate Affairs Department
Senior Vice President	Tomosada Yoshikawa	General Manager of Finance Department and Public Relations Department in charge of Disclosure
Senior Vice President	Mikio Inari	Senior Vice President, K Laboratory Co., Ltd. in charge of Technology
Senior Vice President	Tomoo Tateishi	Omron Corporation
Corporate Auditor (Full Time)	Jun Utsumi	
Corporate Auditor	Masahisa Takeyama	Takeyama & Co.
Corporate Auditor	Hiroshi Shimizu	Takizawa & Co.

Note: 1. Statutory Auditors: Jun Utsumi, Hiroshi Shimizu, and Masahisa Takeyama are outside corporate auditors who fulfill the qualification requirements as provided for in Article 18, Clause 1 of the Law Concerning Special Measures under the Commercial Code with Respect to Audit, etc. of Corporations (Kabushiki-Kaisha) of Japan.

2. Effective April 1, 2003, we changed some directors' responsibilities as follows.

Title	Name	New Charge
Executive Vice President	Yosuke Iwai	General Manager of Media Development Department Senior Vice President of DMOVE Co., Ltd.
Senior Vice President	Shinichiro Yamashita	General Manager of Mobile Contents Division and Legal & Corporate Affairs Department
Senior Vice President	Tomosada Yoshikawa	General Manager of Finance Department, in charge of Disclosure

(7) Significant Subsequent Events after Fiscal Year Close

On April 4, 2003, the company acquired 1,030 shares GiGAFLOPS Japan Inc. (Information Processing Service: net assets of 46 million yen and sales of 126 million yen as of July 31, 2002) converting its to a wholly-owned subsidiary. CYBIRD and GiGAFLOPS plan to grow in strength and enhance corporate value through activities in a broader base of business fields. To be more precise, CYBIRD aims to increase its number of subscribers through GiGAFLOPS, which has visibility and solid record of accomplishment in the "un-official site"area.

Note: 1. Figures in the Business Report have been rounded down to whole numbers.

2. Figures in financial results do not include any taxes, such as consumption tax.

Consolidated Balance Sheet

(March 31,2003)

(Thousands of Yen)

Assets		Liabilities	
Current Assets	[5,267,262]	Current Liabilities	[1,684,731]
Cash and cash equivalents	2,658,472	Accounts payable	601,943
Accounts receivable	2,239,055	Accured expenses	386,361
Marchandise	1,081	Accured income taxes	521,050
Work in process	65,480	Accured consumption taxes	72,974
Prepaid expenses	76,923	Bonus payment reserve	75,483
Advance payments	47,669	Other	26,918
Deffered tax assets	156,735		
Others	53,896		
Allowance for doubtful accounts	△ 32,050		
		Total current liabilities	1,684,731
Property and equipment	[1,794,726]	**Shareholders' Equity**	
Tangible fixed assets	(117,017)		
Leasehold improvements	52,626	Common Stock	[2,585,417]
Office equipment	64,391	Legal reserve	[2,642,116]
		Additional paid-in capital	2,642,116
Intangible fixed assets	(384,222)	Retained earnings	[149,724]
Software	374,053	Unappropriated retained earnings	149,724
Software in progress	9,253	<retained earnings for the year>	< 1,029,303 >
Telephone subscription rights	915		
Investments and other assets	(1,293,486)		
Investment securities	518,648		
Investment in subsidiaries	254,600		
Deferred tax assets	178,411		
Deposit with landload	311,504		
Others	30,321		
		Total shareholders' equity	5,377,258
Total assets	7,061,989	Liability and shareholders' equity	7,061,989

Profit and Loss Statements

(from April 1, 2002 to March 31, 2003)

	FY2002	
OPERATING INCOME(LOSS)		
Operating income		
Net sales		8,721,314
Operating expenses		
Cost of sales	4,254,831	
Selling, general and administrative expenses	3,207,207	7,462,038
Operating income		1,259,276
NON-OPERATING INCOME(LOSS)		
Non-operating revenues		
Interest income	816	
Dividend earned	54	
Outsourcing fee	1,500	
Other income	295	2,665
Non-operating expenses		
Interst expenses	1,711	
Foreing exchange loss	641	2,352
Ordinary profit		1,259,589
EXTRAORDINARY PROFIT(LOSS)		
Extraordinary Profit		
Profit on sale of investment securities	9,360	
Cash surrender value of board member insurance	19,868	29,228
Extraordinary loss		
Loss on sales of investment securities	999	
Impairment loss on software	54,619	
Fee of recission lease agreement before maturity	17,939	73,558
Income before income taxes and minority interests		1,215,260
Income tax		
Current	521,104	
Deferred	(335,147)	185,956
Net income		1,029,304
Loss carried forward		879,579
Unapproval retained earnings at end of year		149,725

Significant Accounting Policies

1. Basis and method of evaluating securities
   (1) Shares in subsidiaries and affiliates: Valuation at cost by the moving-average method
   (2) Other Securities
      a. Securities with market quotations: Stated at the market value, based on the term-end closing market price and other factors (valuation differences directly reported as a separate component of shareholders' equity; costs of disposal computed using the moving average method
      b. Securities without market quotations: Stated at cost, cost being determined by the moving average method

2. Basis and method of evaluation inventories
   (1) Merchandise: Valuation at cost by moving-average cost method
   (2) Work in process: Valuation at cost by identified cost method

3. Method of accounting for depreciation and amortization of fixesd assets
   (1) Tangible fixed assets: Computed by the declining-balance method
   Useful Lives: Leasehold improvements 10 to 15 years
   Office Equipment: 5 to 6 years
   (2) Intangible fixed assets
   Software (used internally in CYBIRD): Calculated by the straight-line method with a limited usage period of three years

4. Accountng for allowance
   (1) Allowance for doubtful accounts: An allowance for doubtful account is provided for based on the the estimated value of irrecoverable debts. For general receivables, the amount provided for is calculated based on historical bad debt ratios such as actual write-off rates. In addition, allowance is provided against specific receivables based on a evaluation of the possibility
   (2) Bonus payment reserve: Bonus payment reserve is stated based on the projected values considered to be appropriate based on the expected amount of

5. Accounting for Lease: With the exception of leases in which ownership is deemed to have been transferred to the lessee, finacial lease transactions are accounted for as ordinary credit transactions.

6. Accounting for consumption tax: Consumption tax is eliminated from the amount of recorded

(Changes in Accounting Policies)

1. Accounting standards for reversal and other tra: Starting with the fiscal year ended March 2003, "Accounting Standards for Reversal and other Transactions for Treasury Stock and Legal Reserves" (Business Accounting Standards, No. 1) is being applied. This change had no effect on earnings for the fiscal year under review. The Shareholders' Equity section of the balance sheets for the fiscal year under review was prepared according to Enforcement Regulations for the Commercial Code (Ministry of

2 Per share information: Beginning with the fiscal year ended March 2003, "Accounting Standards for Net Income per Share" (Business Accounting Standards, No. 2) and " Practical Guidance for Application of Business Accounting Standards for Net Income per Share:" (Practical Guidance for Application of Business Accounting Standards. No. 4) are being applied. In the fiscal year ended March

Notes to the Balance Sheet

1. Monetary receivables from and payable to the Company's subsidiaries are as follows:

(1) Shorterm monetary receivables:	15,356
(2) Short-term monetary payables	176,165

2. Accumulated depreciation of tangible fixed asse 117,646

3. Major assets and liabilities denominated in foreign currencies are as follows:
   Investment in subsidiary 650,000 thousand Korean Won

4. Major Lease Assets — Other than the fixed assets which appear on the balance sheets, office equipment, other appliances and software are leased assets

5. Fixed assets whose ownership is not transferred — Part of leasehold improvements and furniture and fixtures are purchased by installment, and ownership remains with sellers. The amount in arrears amounts to 17,575 thousand yen.

6. Subscription rights granted according to Article 280, Clause 19, Item 1 of the old Commercial Code

Resolution date	Februrary 22,2000
Shares to be issued	Common Stock
Latent shares	685 shares
Exercise price	166,667yen
Resolution date	May 31,2001
Shares to be issued	Common Stock
Latent shares	120 shares
Exercise price	166,667yen
Resolution date	June 28,2002
Shares to be issued	Common Stock
Latent shares	748 shares
Exercise price	226,283yen

7. Earnings per share 16,336yen

Notes to the Profit and Loss Statements

1. Transactions with subsidiaries

(1) Operational transactions	
Sales	7,329
Information fee	207,135
Outsoucing fee	119,819
(2) Non-operational transactions	
Income on consignment	1,500
Outsourcing of software developmen1	3,999

Tax Effect Accounting

Significant components of deferred tax assets were as follows.

	(thousand yen)
Deferred tax assets	
Unrecognized losses on doubtful accoun	70,609
Unrecognized amounts of enterprise tax	47,216
Amounts exceeding allowable provision	28,702
Amounts exceeding allowable losses on software	178,411
Others	10,207
Total	335,147

enterprise taxes, the Company revalued a portion of timing differences expected to be resolved after April 2004 using the adjusted statutory tax rate. This resulted in a 8.92 million yen reduction in deferred tax assets.

The following table summarizes the significant differences between the statutory tax rate and the Company's effective tax rate for financial statement purposes for the year ended March 31, 2003

Statutory tax rate	42.0 %
(Adjusted)	
Non-deductible expeneses	1.3
Decline in allowance acccounts	△ 29.1
Others	1.1
Effective tax rate after tax effect accounting adjustments	15.3 %

Figures and percentages in the balance sheet, profit and loss statements, and notes to the statements have been rounded down to whole numbers.

Proposal for Appropriation of Retained Earnings

(thousand yen)

Item	Amount
Unappropriated retained earnins for the year	**149,724,338**
Profits brounght forward	**149,724,338**

(Translation)

Independent Auditors' Report

May 16, 2003

Mr. Kazutomo Robert Hori
President and CEO
CYBIRD Co., Ltd.

Tohmatsu & Co.
Yoshifumi Tsutsumi, Certified Public Accountant,
Representative and Engagement Partner
Kozo Nakagawa, Certified Public Accountant,
Representative and Engagement Partner

Pursuant to Article 2 of the "Law Concerning Special Measures under the Commercial Code with respect to Audit, etc. of Corporations (Kabushiki-Kaisha)" of Japan, we have examined the balance sheet, the statement of income, the business report (with respect to accounting matters only), the proposed appropriation of retained earnings and the supplementary schedules (with respect to accounting matters only) of CYBIRD Co., Ltd., for the 5th Term from April 1, 2002 to March 31, 2003. The accounting matters included in the business report and supplementary schedules referred to above are based on the Company's and its subsidiary's account books. The preparation of these statements and supplementary schedules are the responsibility of the Company's management: our responsibility lies in expressing an independent opinion as to the fairness of the presentation of the statements based on our audit.

We conducted our examination of the statements in accordance with auditing standards generally accepted in Japan, which required that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above. The audit included auditing procedures applied to the subsidiary as considered necessary.

As a result of our audit, in our opinion,

(1) The balance sheet and the statement of income present fairly the financial position and the results of operations of the Company in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation,
(2) The business report (with respect to accounting matters only) presents fairly the Company's affairs in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation,
(3) The proposed appropriations of retained earnings are in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation, and
(4) The supplementary schedules (with respect to accounting matters only) present fairly the information required to be set forth therein under the Commercial Code of Japan.

As set out in the business report in Significant Subsequent Events after Fiscal Year Close, the Company acquired a subsidiary after the end of the fiscal year.

Our firm and the engagement partners do not have any financial interest in the Company for which disclosure is required under the provisions of the Certified Public Accountants Law.

(end of document)

(Translation)

Report of the Board of Corporate Auditors

We, the Board of Corporate Auditors, have received reports from each corporate auditor on the method and results of audit concerning the performance by the directors of their duties during the 5th Term from April 1, 2002 to March 31, 2003, and upon deliberation produced this report. We hereby report as follows:

1. Outline of Audit Method by Corporate Auditors

   In accordance with auditing principles and areas of responsibility determined by the Board of Corporate Auditors, corporate auditors attended meetings of the Board of Directors and other meetings of importance, received the business report from directors, examined important documents, and conducted audits of the operations and financial position of head office and principal facilities, With respect to the Company's subsidiary, corporate auditors received reports on operations from directors and employees of the subsidiary and, when necessary, visited the subsidiary to receive reports on their operations, and inspected their operations and financial position. Furthermore, corporate auditors received a report from the independent auditors on their audit and examined the statements and supplementary schedules thereof.

   In addition to the auditing procedures mentioned above, corporate auditors, if necessary, received from directors and employees reports on and examined related documentation in connection with (a) transactions by a director in competition with the Company, (b) transactions between a director and the Company in which the director and the Company have a conflicting interest, (c) any presentation by the Company of proprietary benefit without consideration, (d) any irregular transactions between the Company and the subsidiary or shareholders of the Company, and (e) acquisition and disposition of treasury stock.

2. Results of Audit

   (1) The procedures and results of the audit conducted by the independent auditors Tohmatsu & Co. are fair and appropriate.

   (2) The business report presents fairly the Company's affairs in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation.

   (3) Taking into consideration the Company's financial position and other circumstances, we have found no matters that must be reported concerning the Proposal for Appropriation of Retained Earnings.

   (4) The supplementary schedules present fairly the information for which disclosure is required and we have found no matters that must be reported in respect thereof.

   (5) We have found no improper acts by directors in the performance of their duties or any material facts, including those related to the Company's subsidiary, in connection with the performance of their duties that constitute any violation of applicable laws or the Articles of Incorporation.

   We have also found no breach of duty among directors regarding (a) transactions by a director in competition with the Company, (b) transactions between a director and the Company in which the director and the Company have a conflicting interest, (c) any presentation by the Company of proprietary benefit without consideration, (d) any irregular transactions between the Company and the subsidiary or shareholders of the Company, and (e) acquisition and disposition of treasury stock.

May 21, 2003

Board of Corporate Auditors
CYBIRD Co., Ltd.
Jun Utsumi, Full-time Corporate Auditor
Masahisa Takeyama, Corporate Auditor
Hiroshi Shimizu, Corporate Auditor

Note: Corporate auditors, Jun Utsumi, Masahisa Takeyama and Hiroshi Shimizu, are outside corporate auditors as stipulated in Article 18, Clause 1 of the Law Concerning Special Measures under the Commercial Code with respect to Audit, etc. of Corporations (Kabushiki-Kaisha)" of Japan.

(end of document)

(Translation)

Reference Information Regarding the Solicitation of Proxy Vote on Resolutions

1. Number of voting rights owned by all shareholders: 63,513 voting rights

2. Matters to be resolved and other reference

First Item: Approval of Appropriation of Retained Earnings

For the fiscal year ended March 31, 2003, favorable business expansion resulted in net sales of ¥ 8,721 million, up 29.8% from the previous fiscal year. In addition, the Company focused its efforts on increasing the efficiency of its use of expenses, principally by curtailing growth in fixed costs. Consequently, the Company posted a net income of ¥1,029 million. After eliminating cumulative losses, inappropriate retained earnings for the fiscal year totaled ¥149 million.

The Company considers the passing on of profits to shareholders to be an important issue. Its basic dividend policy is to determine dividends based on business performance and financial conditions while taking into consideration required levels of internal reserves for future development.

Based on this policy, the Company has decided not to pay cash dividends for the fiscal year ended March 2003. The Company believes that the allocation of retained earnings to boost internal reserve and strengthen its business base and to investment in business development for the future represents the best method of earning maximum returns for its shareholders.

The Company is committed to meeting the expectations of its shareholders and intends to work as a whole to fulfill that commitment.

Second Item: Partial Amendments of the Articles of Incorporation

1. Reasons for Amendments

(1) To enable new business development by amending Article 2 (Purpose) of the Articles of Incorporation to add to the Company's purposes.

(2) To prepare for business expansion and new share issuance by amending Article 5, Clause 1 to increase the authorized number of shares.

(3) To revise necessary sections of Clause 3 of Article 7 (Transfer Agents) and Article 8 (Share Regulations) in accordance with creation of a share invalidation system by the Law Amending Part of the Commercial Code, etc. (Law 44, 2002) that was enforced on April 1, 2003.

(4) To revise necessary sections of Article 11 (Voting on Resolutions) in accordance with the easing of the required size of a voting quorum for special resolutions at the general shareholders' meeting as set out in the Articles of Incorporation stipulated under the Law Amending Part of the Commercial Code, etc. (Law 44, 2002) that was enforced on April 1, 2003.

(5) To add a new Article 25 (Limited Liability of Outside Directors) based on the Law Concerning Special Measures under the Commercial Code with Respect to Audit, etc. of Corporations (Kabushiki-Kaisha) of Japan, enforced on May 1, 2002. The Law established new definitions for outside directors to enable the outside directors to adequately performance their expected role. Based on that Law, the new article inserts a regulation limiting the liability, given proven good intentions and lack of negligence, of the director to the amount stipulated by law or to the amount of one million Japanese yen or greater stipulated in the previously

determined contract based on a resolution by the Board of Directors. Approval to submit the resolution to add Article 25 was obtained from the Board of Corporate Auditors.

(6) To amend the numbering of articles in accordance with the new amendments.

The proposed partial amendments of the Articles of Incorporation are as follows. This is a summary of the revisions and the changed parts are unlined.

- Article 2 (Purpose)
  Clause 20 Type II telecommunications business according to the Telecommunications Business Law.
- Article 5 (Authorized Number of Shares)
  The total number of shares authorized for issue shall be 254, 076 shares.
- Article 7 (Transfer Agent)
  3. The Company's shareholder register and lost certificates and fractional shares registers shall be kept at the transfer agent's offices, and the transactions related to the transfer of registered names for shares, entries and records of fractional shares, registration of rights of pledge, disclosure or elimination of assets held in trust, misplaced certificates, exchange of certificates, registration of lost certificates, purchase of fractional shares, accepting and processing submitted documents, and other share and fractional share related administration shall be handled by the staff of the transfer agent. The Company will not handle such transactions.
- Article 8 (Share Regulations)
  In addition to laws and these Articles of Incorporation, transactions and fees related to the transfer of registered names for shares, entries and records of fractional shares, registration of rights of pledge, disclosure or elimination of assets held in trust, misplaced certificates, exchange of certificates, registration of lost certificates, purchase of fractional shares, accepting and processing submitted documents, and other share and fractional share related transactions shall be governed by regulations for dealing with shares decided by the Board of Directors.
- Article 11 (Voting on Resolutions)
  2. In accordance with the stipulation of Article 343 of the Commercial Code, a quorum for a vote on a special resolution at a general shareholders' meeting requires that shareholders holding one third or more of the total voting rights be present, and of those voting rights present, two thirds of more must be in favor for the resolution to carry.
- Article 25 (Limited Liability of Outside Directors)
  Based on agreement between the Company and individual outside directors, the Company and said directors may conclude a contract in which, in the case of proven good intentions and lack of negligence, the liability for actions defined under Article 266, Clause 1, Item 5 of the Commercial Code of Japan may be limited thereof.
  2. The limited liability of the outside director in contract between the Company and outside director will be the greater of the one million Japanese yen or more amount predetermined in the contract or the amount stipulated by law.

Third Item: Election of 8 Directors

The term of office of 8 directors will end with the conclusion of the general shareholders' meeting. The Company proposes that, with the exception of Director Tomoo Tateishi, the remaining 7 directors be re-elected along with one new outside director.

The following are the candidates for the position of director.

No.	Name (Date of birth)	Career and Directorships in Other Companies	Shares

(Translation)

1	Kazutomo Robert Hori (August 23, 1965)	Jun.1990—Founded Trisys International Co, Ltd., becoming President & CEO Apr.1991—Founded Entertainment Laboratory Co., Ltd., becoming President Oct.1994—Founded Paradise Web Co., Ltd., becoming president and CEO Sep.1998—Established CYBIRD Co., Ltd., becoming President and CEO (current)	8,398
2	Tetsuya Sanada (September 10, 1964)	Jun.1988—Founded Dial Q Network Co., Ltd., becoming Representative Director Jun.1994—Started management consultancy Jul.1997—Joined Access Co., Ltd. Sep.1998—Became Senior Executive Vice President and CTO of CYBIRD (current) Feb.2001—became President of K Laboratory Co., Ltd. (current)	3,582
3	Yosuke Iwai (November 20,1965)	Apr. 1988—Joined RECRUIT COSMOS Co., Ltd. Oct. 1994 —Joined Pacific Creative Corp. Sep.1998—Became Executive Vice President of CYBIRD (current)	3,827
4	Kenichiro Nakajima (January 22, 1967)	Apr.1988—Joined RECRUIT Co., Ltd. Apr.1996—Appointed Manager of Kansai Area Human Resources Integrated Service Department Feb. 2000—Became director of CYBIRD Jun.2001—Became Executive Vice President of CYBIRD (current)	2,062
5	Shinichiro Yamashita (January 16, 1966)	Jun.1988—Founded Dial Q Network Co., Ltd., becoming Director Aug. 1991—Joined GLAMS Co., Ltd. Feb. 1992—Became Senior Vice President Nov. 1994—Joined F.M.C. Co., Ltd. Jul. 1998—Joined WhoppyCamp Co., Ltd. Nov. 1999—Joined CYBIRD Feb. 2001—Became Executive Officer Jun. 2001—Became Senior Vice President (current)	—
6	Tomosada Yoshikawa (November 2, 1966)	Apr.1988—Joined Tokyu Land Corporation Jul.1996—Joined Nihon Parametrics K.K. May1999—Graduated from Babson College (MBA) May2000—Joined CYBIRD Feb.2001—Became Executive Officer Jun.2001—Became Senior Vice President (current)	—
7	Mikio Inari (September 23, 1966)	May 1991—Joined Anderson Consulting Co., Ltd. Sept. 1997—Became Manager, Technology Group Jul. 2000—Joined CYBIRD Feb. 2001—Became Executive Officer Jun. 2001—Became Senior Vice President (current)	—
8	Fumio Nagase (December 8, 1950)	Aug. 1980—Joined IMAGICA Co, Ltd. (formerly Toyo Genshosho Co., Ltd.) June 1986—Became Managing Director in charge of President's Office April 1988—Became Managing Director in charge of Marketing Division June 1988—Became Senior Managing Director in charge of Marketing Division June 1990—Became Vice President June 1992—Became President (in current)	—

Notes:

1. One of the candidates for director, Tetsuya Sanada, is currently also the president of K Laboratory, to which CYBIRD outsourcers work and other business.
2. One of the candidates for director, Fumio Nagase is currently also the president of IMAGICA, to which CYBIRD outsourcers joint content operations as well as other business. Mr. Nagase meets the requirement of being an outside director as stipulated in Article 188, Clause 2, Item 7-2 of the Commercial Code.
3. None of the other candidates have any notable special relationship with the Company that could result in a conflict of interest.

Forth Item: Election of 3 Auditors

The term of office of 3 auditors will end with the conclusion of the general shareholders' meeting. The Company proposes their re-election.

The following are the candidates for the position of auditor.

No.	Name (Date of birth)	Career and Directorships in Other Companies	Shares
1	Jun Utsumi (July 12, 1944)	Oct.1993—Became Manager in charge of development of Chinese market for Communications Division of Omron Corp. Apr.1997—Became President of Omron System Inc. Oct.1999—Became Senior Manager of Omron's EFTS Business Division May 2000—Became Full-Time Corporate Auditor of CYBIRD (current)	—
2	Masahisa Takeyama (March 17, 1958)	Oct.1986—Joined Tohmatsu & Co. (formerly Tohmatsu Aoiki & Sanwa) Aug. 1990—Registered as Certified Public Accountant July 1992—Assigned to Deloitte Touche Tohmatsu's Beijing representative office Oct. 1999—Became Corporate Auditor of CYBIRD (current) Nov. 1999—Established Takeyama & Co. (current)	—
3	Hiroshi Shimizu (June 11,1952)	April 1967—Joined Ibia Co., Ltd. Sept. 1979—Joined Yoyogi Bookeeping School Co., Ltd. Dec. 1990—Joined Takizawa & Co. (current) May 2000—Became Corporate Auditor of CYBIRD (current)	—

Notes:

1. None of the candidates for auditor have any notable special relationship with the Company that could result in a conflict of interest.
2. All the candidates for auditor qualify as outside auditors as stipulated by Article 18, Clause 1 of the Law Concerning Special Measures under the Commercial Code with Respect to Audit, etc. of Corporations (Kabushiki-Kaisha) of Japan.

(Translation)

Fifth Item: Granting Stock Options to Non-Shareholders

Based on Article 280, Causes 20 and 21 of the Japanese Commercial Code, the Company proposed to grant stock options to management, employees, and contributors of the Company and associated companies.

1. Purpose of Granting Stock Options

We aim to boost the motivation and commitment of management, employees, and contributors of the Company and associated companies (hereinafter termed "Targeted Group") to achieve better consolidated performance by granting subscription rights for shares in accordance with 2. below.

2. Conditions for Granting Stock Options

(1) Type of shares for which stock options are granted

Not more than 1,600 common shares of CYBIRD Co., Ltd. in total.

(2) Total Number of Options to be Issued

Not more than 1,600 in total.

One option represents the subscription right for one share.

However, if CYBIRD conducts a stock-split or split-down after the options are issued, the number of shares to be issued per option will be adjusted in proportion to the split or split down. Fractions will be rounded down. If the number of shares to be issued per option falls to zero due to the adjustment, no adjustment will be made.

Furthermore, if capital stock reductions, mergers or corporate spin offs occur that for some unavoidable reason necessitate the adjustment of the subscription right, the number of shares to be issued per option will be adjusted based on reasonable calculations in consideration of the conditions set in the capital stock reductions, mergers or corporate spin offs.

(3) Issue Price of Stock Options

Gratuitous issuance

(4) Total Amount to Be Paid on Exercise of Options

The total amount is calculated by multiplying the Exercise Price by the number of shares to be issued on exercise of the options.

The Exercise Price of the subscription right granted by this stock option is the average closing price of each business day (Except for days when no trading of CYBIRD stock occurred.) of common stock of CYBIRD announced by the Japan Securities Dealers Association during the previous month of the date the subscription rights are actually granted, rounding up fractions less than one Japanese yen. However, if the closing price on the day that the options are granted (or in the case of no trading on that day, the closing price on the most recent day on which trading did occur) is higher than the average closing price, then it shall be used as the average closing price.

In the case that the following events occur after the date that the options are granted, the Exercise Price will be adjusted accordingly.

(a) If CYBIRD issues new common stock at a price below market value (other than the execution of convertible bonds, or subscription-rights based on Article 280, Cause 19 of the Japanese Commercial Code before its revision on April 1, 2002) or if it redistributes shares held as treasury stock, the Exercise Price of the subscription right will be adjusted by the following formula, rounding up fractions less than one Japanese yen.

$$\text{Adjusted Exercise Price} = \text{Pre-adjusted Exercise Price} \times \frac{\text{\# of Outstanding Shares} + \dfrac{\text{\# of New Shares Issued} \times \text{Subscription Price}}{\text{Market Price}}}{\text{\# of Outstanding Shares} + \text{\# of New Shares Issued}}$$

In the above calculation, the "Number of Outstanding Shares" does not include treasury stock of CYBIRD. In the case of the redistribution of shares held as treasury stock, the "No. of New Shares Issued" in this formula must be replaced with "No. of Redistributed Treasury Shares."

(b) In the case of a stock split or split-down, the Exercise Price of the option is adjusted in proportion to the split or split-down, rounding up the fractions less than one Japanese yen.

(c) if capital stock reductions, mergers or corporate spin offs occur that for some unavoidable reason necessitate the adjustment of the Exercise Price, it will be adjusted based on reasonable calculations in consideration of the conditions set in the capital stock reductions, mergers or corporate spin offs.

(5) Exercise Period of Stock Options

From September 1, 2005 to August 31, 2009.

(6) Other Terms and Conditions for Exercise of Stock Options

Stock option holders cannot partially exercise their options.

(7) Cancellation of Stock Options

CYBIRD can cancel unexercised options that it owns without payment at anytime.

(8) Transfer of Stock Options

Transfer of stock options requires the approval of CYBIRD's board of directors.

(end of document)

(Translation)

Invitation to Shareholders Conference

We will hold a Shareholders Conference after the 5th General Shareholders Meeting with the following agenda.

We will begin by explaining our present situation and future growth strategy. Following the presentation, we will be happy to receive questions. We would be most grateful to have your participation.

1. Date After the 5th General Shareholders Meeting Monday, June 27, 2003
2. Venue Toranomon Pastoral, Annex 1F "Hohou-no Nishinoma"
   4-1-1 Toranomon, Minato-ku, Tokyo

Thank you.